Exhibit 99.1

COSTAMARE INC.

Condensed Consolidated Balance Sheets

As of December 31, 2020 and September 30, 2021

(Expressed in thousands of U.S. dollars)

	December 31, 2020	September 30, 2021
ASSETS	(Audited)	(Unaudited)
CURRENT ASSETS:
Cash and cash equivalents (Note 1)	$143,922	$221,358
Restricted cash (Note 1)	4,998	8,789
Accounts receivable, net (Note 3)	8,249	16,988
Inventories (Note 6)	10,455	18,476
Due from related parties (Note 3)	1,623	-
Fair value of derivatives (Notes 19 and 20)	460	-
Insurance claims receivable	883	1,216
Time charter assumed (Note 13)	191	199
Investment in equity securities (Note 5)	-	61,945
Prepayments and other assets	8,853	7,100
Vessels held for sale (Note 7)	12,416	44,931
Total current assets	192,050	381,002
FIXED ASSETS, NET:
Right-of-use assets (Note 12)	199,098	193,268
Vessels and advances, net (Note 7)	2,450,510	3,517,248
Total fixed assets, net	2,649,608	3,710,516
OTHER NON-CURRENT ASSETS:
Equity method investments (Notes 2 and 10)	78,227	19,018
Accounts receivable, net, non-current (Note 3)	3,896	4,876
Deferred charges, net (Note 8)	27,682	35,430
Restricted cash, non-current (Note 1)	42,976	68,211
Time charter assumed, non-current (Note 13)	839	716
Fair value of derivatives, non-current (Notes 19 and 20)	-	468
Debt securities, held to maturity (Net of allowance for credit losses of $569 as of December 31, 2020) (Note 5)	6,813	-
Other non-current assets (Note 5)	8,425	3,332
Total assets	$3,010,516	$4,223,569
LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt, net of deferred financing costs (Note 11)	$147,137	$270,277
Accounts payable	7,582	12,512
Due to related parties (Note 3)	432	2,788
Finance lease liabilities, net (Note 12)	16,495	16,629
Accrued liabilities	17,621	25,210
Unearned revenue (Note 13)	11,893	16,932
Fair value of derivatives (Notes 19 and 20)	3,440	8,439
Other current liabilities (Notes 3 and 10)	2,374	2,519
Total current liabilities	206,974	355,306
NON-CURRENT LIABILITIES:
Long-term debt, net of current portion and deferred financing costs (Note 11)	1,305,076	2,149,477
Finance lease liabilities, net of current portion (Note 12)	116,366	103,882
Fair value of derivatives, non-current portion (Notes 19 and 20)	3,653	5,901
Unearned revenue, net of current portion (Note 13)	29,627	32,797
Total non-current liabilities	1,454,722	2,292,057
COMMITMENTS AND CONTINGENCIES (Note 14)	-	-
STOCKHOLDERS’ EQUITY:
Preferred stock (Note 15)	-	-
Common stock (Note 15)	12	12
Additional paid-in capital (Note 15)	1,366,486	1,381,270
Retained earnings / (Accumulated deficit)	(9,721)	202,306
Accumulated other comprehensive loss (Notes 19 and 21)	(7,957)	(7,382)
Total stockholders’ equity	1,348,820	1,576,206
Total liabilities and stockholders’ equity	$3,010,516	$4,223,569

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

1

COSTAMARE INC.

Unaudited Condensed Consolidated Statements of Operations

For the nine-month periods ended September 30, 2020 and 2021

(Expressed in thousands of U.S. dollars, except share and per share data)

	For the nine-month period ended September 30,
	2020	2021
REVENUES:
Voyage revenue	$341,176	$509,721
EXPENSES:
Voyage expenses	(6,383)	(7,480)
Voyage expenses-related parties (Note 3)	(4,753)	(7,339)
Vessels’ operating expenses	(84,999)	(119,316)
General and administrative expenses	(2,669)	(4,085)
General and administrative expenses – related parties (Note 3)	(5,048)	(7,398)
Management fees-related parties (Note 3)	(16,023)	(19,939)
Amortization of dry-docking and special survey costs (Note 8)	(6,765)	(7,564)
Depreciation (Notes 7, 12 and 21)	(81,618)	(96,010)
Gain / (loss) on sale / disposal of vessels, net (Note 7)	(65,260)	18,075
Loss on vessels held for sale (Note 7)	(14,359)	-
Vessels’ impairment loss (Notes 7 and 8)	(31,577)	-
Foreign exchange gains / (losses)	(203)	147
Operating income	21,519	258,812
OTHER INCOME / (EXPENSES):
Interest income	1,464	1,554
Interest and finance costs (Note 17)	(51,452)	(60,793)
Income from equity method investments (Note 10)	12,201	12,005
Swaps breakage cost, net (Note 19)	(6)	-
Fair value measurement of equity securities (Note 5)	-	58,144
Dividend income (Note 5)	-	1,833
Other, net	468	3,631
Loss on derivative instruments, net (Note 19)	(2,392)	(1,219)
Total other income / (expenses), net	(39,717)	15,155
Net Income / (Loss)	$(18,198)	$273,967
Earnings allocated to Preferred Stock (Note 16)	(23,315)	(23,302)
Gain on retirement of Preferred Stock (Note 16)	619	-
Net income / (Loss) available to Common Stockholders	(40,894)	250,665
Earnings / (losses) per common share, basic and diluted (Note 16)	$(0.34)	$2.04
Weighted average number of shares, basic and diluted (Note 16)	120,319,521	122,845,943

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

2

COSTAMARE INC.

Unaudited Condensed Consolidated Statements of Comprehensive Income / (Loss)

For the nine-month periods ended September 30, 2020 and 2021

(Expressed in thousands of U.S. dollars)

	For the nine-month period ended September 30,
	2020	2021
Net income / (loss) for the period	$(18,198)	$273,967
Other comprehensive income:
Unrealized gain / (loss) on cash flow hedges, net (Notes 19 and 21)	(7,731)	2,211
Effective portion of changes in fair value of cash flow hedges (Notes 19 and 21)	-	(1,683)
Amounts reclassified from Net settlements on interest rate swaps qualifying for hedge accounting to Depreciation (Note 21)	47	47
Other comprehensive income / (loss) for the period	$(7,684)	$575
Total comprehensive income / (loss) for the period	$(25,882)	$274,542

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

3

COSTAMARE INC.

Unaudited Condensed Consolidated Statements of Stockholders’ Equity

For the nine-month periods ended September 30, 2020 and 2021

(Expressed in thousands of U.S. dollars, except share and per share data)

	Preferred Stock (Series E)		Preferred Stock (Series D)		Preferred Stock (Series C)		Preferred Stock (Series B)		Common Stock
	# of shares	Par value	# of shares	Par value	# of shares	Par value	# of shares	Par value	# of shares	Par value	Additional Paid-in Capital	Accumulated Other Comprehensive Income / (Loss)	Retained Earnings/ (Accumulated Deficit)	Total
BALANCE, January 1, 2020	4,600,000	$-	4,000,000	$-	4,000,000	$-	2,000,000	$-	119,132,696	$12	$1,351,352	$(1,214)	$60,578	$1,410,728
- Net loss	-	-	-	-	-	-	-	-	-	-	-	-	(18,198)	(18,198)
- Adoption of new accounting policy (Note 5)	-	-	-	-	-	-	-	-	-	-	-	-	(543)	(543)
- Issuance of common stock (Notes 3 and 15)	-	-	-	-	-	-	-	-	2,361,773	-	13,321	-	-	13,321
- Retirement of Preferred Stock (Note 15)	(25,900)	-	(13,458)	-	(26,865)	-	(29,351)	-	-	-	(2,303)	-	619	(1,684)
- Dividends - Common stock (Note 15)	-	-	-	-	-	-	-	-	-	-	-	-	(35,977)	(35,977)
- Dividends - Preferred stock (Note 15)	-	-	-	-	-	-	-	-	-	-	-	-	(23,358)	(23,358)
- Other comprehensive loss	-	-	-	-	-	-	-	-	-	-	-	(7,684)	-	(7,684)
BALANCE, September 30, 2020	4,574,100	$-	3,986,542	$-	3,973,135	$-	1,970,649	$-	121,494,469	$12	$1,362,370	$(8,898)	$(16,879)	$1,336,605

BALANCE, January 1, 2021	4,574,100	$-	3,986,542	$-	3,973,135	$-	1,970,649	$-	122,160,638	$12	$1,366,486	$(7,957)	$(9,721)	$1,348,820
- Net income	-	-	-	-	-	-	-	-	-	-	-	-	273,967	273,967
- Issuance of common stock (Notes 3 and 15)	-	-	-	-	-	-	-	-	1,409,397	-	14,698	-	-	14,698
- Dividends - Common stock (Note 15)	-	-	-	-	-	-	-	-	-	-	-	-	(38,639)	(38,639)
- Dividends - Preferred stock (Note 15)	-	-	-	-	-	-	-	-	-	-	-	-	(23,301)	(23,301)
- Gain from common control transaction (Note 3)	-	-	-	-	-	-	-	-	-	-	86	-	-	86
- Other comprehensive Income	-	-	-	-	-	-	-	-	-	-	-	575	-	575
BALANCE, September 30, 2021	4,574,100	$-	3,986,542	$-	3,973,135	$-	1,970,649	$-	123,570,035	$12	$1,381,270	$(7,382)	$202,306	$1,576,206

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

4

COSTAMARE INC.

Unaudited Condensed Consolidated Statements of Cash Flows

For the nine-month periods ended September 30, 2020 and 2021

(Expressed in thousands of U.S. dollars)

	For the nine-month period ended September 30,
	2020	2021
Cash Flows From Operating Activities:
Net income / (loss):	$(18,198)	$273,967
Adjustments to reconcile net income / (loss) to net cash provided by operating activities:
Depreciation	81,618	96,010
Credit loss provision	12	(324)
Amortization of debt discount	(689)	(1,280)
Amortization and write-off of financing costs	2,733	4,411
Amortization of deferred dry-docking and special survey costs	6,765	7,564
Amortization of assumed time charter	144	(463)
Fair value measurement of equity securities	-	(58,144)
Equity based payments	2,416	5,523
Loss on derivative instruments, net	2,205	1,219
(Gain) / loss on sale of vessels, net	65,260	(18,075)
Loss on vessels held for sale	14,359	-
Vessels impairment loss	31,577	-
Income from equity method investments	(12,201)	(12,005)
Changes in operating assets and liabilities:
Accounts receivable	3,765	(8,638)
Due from related parties	5,454	3,549
Inventories	530	(7,028)
Insurance claims receivable	(1,701)	(1,172)
Prepayments and other	(1,263)	2,962
Accounts payable	3,291	3,286
Due to related parties	(88)	2,355
Accrued liabilities	4,434	9,747
Unearned revenue	2,111	4,438
Other current liabilities	300	(497)
Dividend from equity method investees	9,689	6,370
Dry-dockings	(12,572)	(15,842)
Accrued charter revenue	15,942	3,170
Net Cash provided by Operating Activities	205,893	301,103
Cash Flows From Investing Activities:
Return of capital from equity method investments	31,873	8,820
Debt securities capital redemption	-	8,183
Proceeds from the settlement of insurance claims	1,810	859
Acquisition of vessel owning companies, net of cash acquired	-	(99,652)
Vessel acquisition and advances/Additions to vessel cost	(80,495)	(645,339)
Proceeds from the sale of vessels, net	25,079	49,886
Net Cash used in Investing Activities	(21,733)	(677,243)
Cash Flows From Financing Activities:
Proceeds from long-term debt and finance leases	252,000	1,066,311
Repayment of long-term debt and finance leases	(385,156)	(516,329)
Payment of financing costs	(7,297)	(14,622)
Swap termination	(2,095)	-
Retirement of preferred stock	(1,684)	-
Dividends paid	(48,430)	(52,758)
Net Cash provided by / (used in) Financing Activities	(192,662)	482,602
Net increase / (decrease) in cash, cash equivalents and restricted cash	(8,502)	106,462
Cash, cash equivalents and restricted cash at beginning of the period	195,871	191,896
Cash, cash equivalents and restricted cash at end of the period	$187,369	$298,358
Supplemental Cash Information:
Cash paid during the period for interest, net of capitalized interest	$48,301	$50,663
Non-Cash Investing and Financing Activities:
Dividend reinvested in common stock of the Company	$10,905	$9,183

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

5

COSTAMARE INC.

Notes to Unaudited Condensed Consolidated Financial Statements

September 30, 2020 and 2021

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

1. Basis of Presentation and General Information:

The accompanying consolidated financial statements include the accounts of Costamare Inc. (“Costamare”) and its wholly-owned subsidiaries (collectively, the “Company”). Costamare is organized under the laws of the Republic of the Marshall Islands.

On November 4, 2010, Costamare completed its initial public offering (“Initial Public Offering”) in the United States under the United States Securities Act of 1933, as amended (the “Securities Act”). During the nine-month period ended September 30, 2021, the Company issued 448,800 shares to Costamare Shipping Services Ltd. (“Costamare Services”) (Note 3). On July 6, 2016, the Company implemented a dividend reinvestment plan (the “Plan”) (Note 15). As of September 30, 2021, under the Plan, the Company has issued to its common stockholders 16,347,820 shares, in aggregate. As of September 30, 2021, the aggregate issued share capital was 123,570,035 common shares. At September 30, 2021, members of the Konstantakopoulos Family owned, directly or indirectly, approximately 56.4% of the outstanding common shares, in the aggregate.

As of September 30, 2021, the Company owned and/or operated a fleet of 74 container vessels with a total carrying capacity of approximately 553,629 twenty-foot equivalent units (“TEU”) and 30 dry-bulk vessels with a total carrying capacity of approximately 1,509,184 of dead-weight tonnage (“DWT”), through wholly-owned subsidiaries. As of December 31, 2020, the Company owned and/or operated a fleet of 61 container vessels with a total carrying capacity of approximately 435,612 TEU. The Company provides worldwide marine transportation services by chartering its container vessels to some of the world’s leading liner operators under long-, medium- and short-term time charters and since June 14, 2021 (Note 3(d)) expanded its activities into the dry bulk sector. As of September 30, 2021 the Company had agreed to purchase 37 dry bulk vessels, of which 30 vessels with an aggregate carrying capacity of approximately 1,509,184 DWT were delivered to the Company and subsequently chartered to international operators (Notes 3(d) and 7).

At September 30, 2021, Costamare had 140 wholly-owned subsidiaries incorporated in the Republic of Liberia, 12 incorporated in the Republic of the Marshall Islands and one incorporated in the Republic of Cyprus.

Revenues for the nine-month periods ended September 30, 2020 and 2021, derived from significant charterers individually accounting for 10% or more of revenues (in percentages of total revenues) were as follows:

	2020	2021
A	22%	16%
B	21%	22%
C	11%	12%
D	32%	14%
E	9%	10%
Total	95%	74%

The reconciliation of the cash, cash equivalents and restricted cash at end of nine-month periods ended September 30, 2020 and 2021 is presented in the table below:

	2020	2021
Reconciliation of cash, cash equivalents and restricted cash
Cash and cash equivalents	$138,435	$221,358
Restricted cash – current portion	5,591	8,789
Restricted cash – non-current portion	43,343	68,211
Total cash, cash equivalents and restricted cash	$187,369	$298,358

6

COSTAMARE INC.

Notes to Unaudited Condensed Consolidated Financial Statements

September 30, 2020 and 2021

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

The accompanying unaudited interim condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”) and applicable rules and regulations of the Securities and Exchange Commission (“SEC”) for interim financial information. Accordingly, they do not include all the information and notes required by U.S. GAAP for annual financial statements. These statements and the accompanying notes should be read in conjunction with the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2020, filed with the SEC on March 1, 2021.

These unaudited interim condensed consolidated financial statements have been prepared on the same basis as the Company’s annual consolidated financial statements and, in the opinion of management, reflect all adjustments, consisting of only normal recurring adjustments, considered necessary for a fair presentation of the Company’s financial position, results of operations and cash flows for the periods presented. Operating results for the nine-month period ended September 30, 2021, are not necessarily indicative of the results that might be expected for the fiscal year ending December 31, 2021.

The outbreak of the COVID-19 virus has had a negative effect on the global economy and, during the first half of 2020, adversely impacted the international container shipping industry. From the onset of the outbreak through most of the second quarter of 2020, time charter rates for container vessels had a sizable drop. However, since June 2020, time charter rates across all sizes of container vessels have improved significantly due to the increased demand for containerized goods coupled with inefficiencies in the global supply chain caused by the pandemic and also the economic environment of the dry-bulk segment has improved during the first nine months of 2021 due to the increase in the demand for commodities. The Company will continue to monitor the development of the COVID-19 pandemic and its potential direct or indirect negative effects on the containership and dry bulk markets and will provide further updates on the situation if market circumstances warrant it.

The Company will continue monitoring the situation and will evaluate any future estimates and assumptions that require increased judgment when needed.

2. Significant Accounting Policies and Recent Accounting Pronouncements:

A discussion of the Company’s significant accounting policies can be found in Note 2 of the Company’s Consolidated Financial Statements included in the Annual Report on Form 20-F for the year ended December 31, 2020. There have been no material changes to these policies in the nine-month period ended September 30, 2021, except for as discussed below:

Significant accounting policies:

(i) Vessels, Net: Vessels are stated at cost, which consists of the contract price and any material expenses incurred upon acquisition (initial repairs, improvements and delivery expenses, interest and on-site supervision costs incurred during the construction periods). Subsequent expenditures for conversions and major improvements are also capitalized when they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of the vessels; otherwise these amounts are charged to expense as incurred.

The cost of each of the Company’s vessels is depreciated from the date of acquisition on a straight-line basis over the vessel’s remaining estimated economic useful life, after considering the estimated residual value, which is equal to the product of vessels’ lightweight tonnage and estimated scrap rate.

Management estimates the useful life of the Company’s container and dry bulk vessels to be 30 and 25 years, respectively, from the date of initial delivery from the shipyard and the estimated scrap rate used to calculate the vessels’ (both container and dry bulk vessels) salvage value is $0.300 per lightweight ton. Secondhand container and dry bulk vessels are depreciated from the date of their acquisition through their remaining estimated useful life.

If the estimated economic lives assigned to the Company’s vessels prove to be too long because of unforeseen events such as an extended period of weak markets, the broad imposition of age restrictions by the Company’s customers’, new regulations, or other future events, the remaining estimated useful life of any affected vessel is adjusted accordingly.

(ii) Impairment of Long-lived Assets: The Company reviews its vessels for impairment whenever events or changes in circumstances indicate that the carrying amount of a vessel might not be recoverable. The Company considers information, such as vessel sales and purchases, business plans and overall market conditions in order to determine if an impairment might exist.

7

COSTAMARE INC.

Notes to Unaudited Condensed Consolidated Financial Statements

September 30, 2020 and 2021

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

If the Company determines that an impairment indicator is present, or if circumstances indicate that an impairment may exist, the Company then performs an analysis to determine whether an impairment loss should be recognized. The Company proceeds to Step 1 of the impairment analysis whereby it computes estimates of the future undiscounted net operating cash flows for each vessel based on assumptions regarding time charter rates, vessels’ operating expenses, vessels’ capital expenditures, vessels’ residual value, fleet utilization and the estimated remaining useful life of each vessel.

Container vessels: The future undiscounted net operating cash flows are determined as the sum of (x) (i) the charter revenues from existing time charters for the fixed fleet days and (ii) an estimated daily time charter rate for the unfixed days (based on the most recent ten year historical average rates after eliminating outliers and without adjustment for any growth rate) over the remaining estimated life of the vessel, assuming an estimated fleet utilization rate, less (y) (i) expected outflows for vessels’ operating expenses assuming an expected increase in expenses of 2.5% over a five-year period, based on management’s estimates taking into consideration the Company’s historical data, (ii) planned dry-docking and special survey expenditures and (iii) management fees expenditures. Charter rates for container shipping vessels are cyclical and subject to significant volatility based on factors beyond Company’s control. Therefore, the Company considers the most recent ten-year historical average, after eliminating outliers, to be a reasonable estimation of expected future charter rates over the remaining useful life of the Company’s vessels. The Company defines outliers as index values provided by an independent, third-party maritime research services provider. Given the spread of rates between peaks and troughs over the decade, the Company believes the most recent ten-year historical average rates, after eliminating outliers, provide a fair estimate in determining a rate for long-term forecasts. The salvage value used in the impairment test is estimated at $0.300 per light weight ton in accordance with the container vessels’ depreciation policy.

Dry bulk vessels: The future undiscounted net operating cash flows are determined as the sum of (x) (i) the charter revenues from existing time charters for the fixed fleet days and (ii) an estimated daily time charter rate for the unfixed days (using the most recent ten-year average of historical one-year time charter rates available for each type of dry bulk vessel over the remaining estimated life of each vessel, net of commissions), assuming an estimated fleet utilization rate, less (y) (i) expected outflows for vessels’ operating expenses assuming an expected increase in expenses of 2.5% over a five-year period, based on management’s estimates, (ii) planned dry-docking and special survey expenditures and (iii) management fees expenditures. Charter rates for dry bulk vessels are cyclical and subject to significant volatility based on factors beyond Company’s control. Therefore, the Company considers the most recent ten-year average of historical one-year time charter rates available for each type of dry bulk vessel, to be a reasonable estimation of expected future charter rates over the remaining useful life of its dry bulk vessels. The Company believes the most recent ten-year average of historical one-year time charter rates available for each type of dry bulk vessel provide a fair estimate in determining a rate for long-term forecasts. The salvage value used in the impairment test is estimated at $0.300 per light weight ton in accordance with the dry bulk vessels’ depreciation policy.

The assumptions used to develop estimates of future undiscounted net operating cash flows are based on historical trends as well as future expectations. If those future undiscounted net operating cash flows are greater than a vessel’s carrying value, there are no impairment indications for such vessel. If those future undiscounted net operating cash flows are less than a vessel’s carrying value, the Company proceeds to Step 2 of the impairment analysis for such vessel.

In Step 2 of the impairment analysis, the Company determines the fair value of the vessels that failed Step 1 of the impairment analysis, based on management estimates and assumptions, making use of available market data and taking into consideration third party valuations. Therefore, the Company has categorized the fair value of the vessels as Level 2 in the fair value hierarchy. The difference between the carrying value of the vessels that failed Step 1 of the impairment analysis and their fair value as calculated in Step 2 of the impairment analysis is recognized in the Company’s accounts as an impairment loss.

The review of the carrying amounts in connection with the estimated recoverable amount of the Company’s vessels as of December 31, 2020 and September 30, 2021 resulted in an impairment loss of $31,577 and nil, respectively.

(iii) Segment reporting: The Company determined that currently it operates under two reportable segments: (1) a container vessels segment, as a provider of worldwide marine transportation services by chartering its container vessels, and (2) a dry bulk vessels segment, as a provider of dry bulk commodities transportation services by chartering its dry bulk vessels. The accounting policies applied to the reportable segments are the same as those used in the preparation of the Company's consolidated financial statements.

(iv) Accounting for transactions under common control: A common control transaction is any transfer of net assets or exchange of equity interests between entities or businesses that are under common control by an ultimate parent or controlling shareholder before and after the transaction. Common control transactions may have characteristics that are similar to business combinations but do not meet the requirements to be accounted for as business combinations because, from the perspective of the ultimate parent or controlling shareholder, there has not been a change in control over the acquiree. Due to the fact common control transactions do not result in a change of control at the ultimate parent or controlling shareholder level, the Company does not account for that at fair value. Rather, common control transactions are accounted for at the carrying amount of the net assets or equity interests transferred.

8

COSTAMARE INC.

Notes to Unaudited Condensed Consolidated Financial Statements

September 30, 2020 and 2021

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

New Accounting Pronouncements - Not Yet Adopted

In March 2020, the FASB issued ASU 2020-04, Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting, which provides optional expedients and exceptions for applying GAAP to contracts, hedging relationships, and other transactions affected by reference rate reform. ASU 2020-04 applies to contracts that reference the London Inter-bank Offered Rate (“LIBOR”) or another reference rate expected to be terminated because of reference rate reform. In January 2021, the FASB issued ASU 2021-01, Reference Rate Reform (Topic 848). The amendments in this Update clarify that certain optional expedients and exceptions in Topic 848 for contract modifications and hedge accounting apply to derivative instruments that use an interest rate for margining, discounting, or contract price alignment that is modified as a result of reference rate reform. Amendments in this Update to the expedients and exceptions in Topic 848 capture the incremental consequences of the scope clarification and tailor the existing guidance to derivative instruments affected by the discounting transition. The amendments in this Update apply to all entities that elect to apply the optional guidance in Topic 848. ASU 2020-04 and ASU 2021-01 can be adopted as of March 12, 2020 through December 31, 2022. As of September 30, 2021, the Company has not yet elected any optional expedients provided in the standard. The Company will apply the accounting relief as relevant contract and hedge accounting relationship modifications are made during the reference rate reform transition period. The Company is in the process of assessing the impact of the standard adoption on the consolidated financial statements.

3. Transactions with Related Parties:

(a) Costamare Shipping Company S.A. (“Costamare Shipping”) and Costamare Shipping Services Ltd. (“Costamare Services”): Costamare Shipping is a ship management company wholly owned by Mr. Konstantinos Konstantakopoulos, the Company’s Chairman and Chief Executive Officer. Costamare Shipping provides the Company with commercial, technical and other management services pursuant to a Framework Agreement dated November 2, 2015 as amended and restated on January 17, 2020 and as further amended and restated on June 28, 2021 (the “Framework Agreement”), and separate ship management agreements with the relevant vessel owning subsidiaries. The Company amended and restated the Framework Agreement in 2020 to allow Costamare Shipping to retain certain relevant payouts from insurance providers and in 2021 to allow Costamare Shipping to provide services in relation to other types of vessels (including dry bulk vessels), in addition to container vessels. Costamare Services, a company controlled by the Company’s Chairman and Chief Executive Officer and members of his family, provides, pursuant to a Services Agreement dated November 2, 2015 as amended and restated on June 28, 2021 (the “Services Agreement”), the Company’s vessel-owning subsidiaries with chartering, sale and purchase, insurance and certain representation and administrative services. Costamare Shipping and Costamare Services are not part of the consolidated group of the Company.

On November 27, 2015, the Company amended and restated the Registration Rights Agreement entered into in connection with the Company’s Initial Public Offering, to extend registration rights to Costamare Shipping and Costamare Services each of which have received or may receive shares of its common stock as fee compensation.

Pursuant to the Framework Agreement and the Services Agreement, Costamare Shipping and Costamare Services received (i) for each vessel a daily fee of $0.956 ($0.478 for any vessel subject to a bareboat charter) prorated for the calendar days the Company owned each vessel and for the three-month period following the date of the sale of a vessel, (ii) a flat fee of $787.4 for the supervision of the construction of any newbuild vessel contracted by the Company, (iii) a fee 1.25% on all gross freight, demurrage, charter hire, ballast bonus or other income earned with respect to each vessel in the Company’s fleet and (iv) a quarterly fee of $625 plus the value of 149,600 shares which Costamare Services may elect to receive in kind (Note 1). Fees under (i) and (ii) may be annually adjusted upwards to reflect any strengthening of the Euro against the U.S. dollar and/or material unforeseen cost increases.

The Company is able to terminate the Framework Agreement and/or the Services Agreement, subject to a termination fee, by providing written notice to Costamare Shipping or Costamare Services, as applicable, at least 12 months before the end of the subsequent one-year term. The termination fee is equal to (a) the number of full years remaining prior to December 31, 2025, times (b) the aggregate fees due and payable to Costamare Shipping or Costamare Services, as applicable, during the 12-month period ending on the date of termination (without taking into account any reduction in fees under the Framework Agreement to reflect that certain obligations have been delegated to a sub-manager or a sub-provider, as applicable); provided that the termination fee will always be at least two times the aggregate fees over the 12-month period described above.

9

COSTAMARE INC.

Notes to Unaudited Condensed Consolidated Financial Statements

September 30, 2020 and 2021

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

In 2013, Costamare Shipping entered into a co-operation agreement (the “Co-operation Agreement”) with third-party ship managers V.Ships Greece Ltd. (“V.Ships Greece”), pursuant to which the two companies established a ship management cell (the “Cell”) under V.Ships Greece. The Cell provided management services to certain of the Company’s container vessels, pursuant to separate management agreements entered into between V.Ships Greece and the relevant vessel-owning subsidiary, for a daily management fee. The Cell also provided ship management services to third-party owners. Effective April 1, 2019, the Company terminated its agreement with Costamare Shipping, whereby Costamare Shipping passed to the Company the net profit, if any, it received pursuant to the Co-operation Agreement as a refund or reduction of the management fees payable by the Company to Costamare Shipping under the Framework Agreement. Following the termination of the Co-operation Agreement on October 16, 2020, V.Ships Greece continues to provide the same management services to the Company’s vessels (as well as to vessels acquired under the Framework Deed and to third party vessels). As at September 30, 2021, V.Ships Greece provided services to 57 Costamare vessels, of which 17 were subcontracted for certain management services to V.Ships (Shanghai) Limited.

Management fees charged by Costamare Shipping in the nine-month periods ended September 30, 2020 and 2021, amounted to $16,023 and $19,939, respectively, and are included in Management fees-related parties in the accompanying consolidated statements of operations. In addition, Costamare Shipping and Costamare Services charged (i) $6,396 for the nine-month period ended September 30, 2021 ($4,249 for the nine-month period ended September 30, 2020), representing a fee of 1.25% on all gross revenues, as provided in the Framework Agreement and the Services Agreement, as applicable, which is included in Voyage expenses-related parties in the accompanying consolidated statements of operations, (ii) $1,875, which is included in General and administrative expenses – related parties in the accompanying consolidated statements of operations for the nine-month period ended September 30, 2021 ($1,875 for the nine-month period ended September 30, 2020) and (iii) $5,523, representing the fair value of 448,800 shares, which is included in General and administrative expenses - related parties in the accompanying consolidated statements of operations for the nine-month period ended September 30, 2021 ($2,416 for the nine-month period ended September 30, 2020). Furthermore, in accordance with the management agreements with V.Ships Greece and the other third-party managers, V.Ships Greece and the other third-party managers have been provided with the amount of $75 and $50 per vessel as working capital security. As at December 31, 2020, such amount was $3,075 in aggregate, of which $3,000 is included in Accounts receivable, net, non-current and $75 in Accounts receivable, net in the accompanying 2020 consolidated balance sheet and as of September 30, 2021, it was $5,100 in aggregate, of which $4,875 is included in Accounts receivable, net, non-current and $225 in Accounts receivable, net in the accompanying 2021 consolidated balance sheet.

During the nine-month periods ended September 30, 2020 and 2021, Costamare Shipping charged in aggregate to the companies established pursuant to the Framework Deed (Notes 9 and 10) the amounts of $2,704 and $1,916, respectively, for services provided in accordance with the respective management agreements.

The balance due from Costamare Shipping at December 31, 2020, amounted to $1,623 and is included in Due from related parties in the accompanying 2020 consolidated balance sheet. The balance due to Costamare Shipping at September 30, 2021, amounted to $1,939 and is included in Due to related parties in the accompanying 2021 consolidated balance sheet. The balance due to Costamare Services at December 31, 2020, amounted to $432 and is reflected as Due to related parties in the accompanying consolidated balance sheets. The balance due to Costamare Services at September 30, 2021, amounted to $849 and is reflected as Due to related parties in the accompanying consolidated balance sheets.

(b) Shanghai Costamare Ship Management Co., Ltd. (“Shanghai Costamare”): Shanghai Costamare, a company incorporated in the People’s Republic of China, controlled by the Company’s Chairman and Chief Executive Officer, provided certain vessel-owning subsidiaries with management services. Shanghai Costamare was not part of the consolidated group of the Company. On October 16, 2020, it was agreed that Shanghai Costamare would terminate operations and the owners of the 16 Company’s containerships that were managed by Shanghai Costamare on that date entered into ship managements agreements with V.Ships Greece, which subcontracted certain management services to V.Ships (Shanghai) Limited. The actual transfer of the management of 15 vessels was completed on December 31, 2020. On January 8, 2021, the management of the remaining vessel was fully taken over by V.Ships (Shanghai) Limited. There was no balance due from/to Shanghai Costamare at both December 31, 2020 and September 30, 2021.

(c) Blue Net Chartering GmbH & Co. KG (“BNC”) and Blue Net Asia Pte., Ltd. (“BNA”): On January 1, 2018, Costamare Shipping appointed, on behalf of the vessels it manages, BNC, a company 50% (indirectly) owned by the Company’s Chairman and Chief Executive Officer, to provide charter brokerage services to all container vessels under its management (including container vessels owned by the Company). BNC provides exclusive charter brokerage services to containership owners. Under the charter brokerage services agreement as amended, each container vessel-owning subsidiary paid a fee of €9,413 for the year ended December 31, 2020, in respect of its vessel, prorated for the calendar days of ownership (including as disponent owner under a bareboat charter agreement), provided that in respect of container vessels chartered on January 1, 2018, which remain chartered under the same charter party agreement in effect on January 1, 2018, the fee was €1,281 for the year ended December 31, 2020. On March 29, 2021, four of the Company’s container vessels agreed to pay a daily brokerage commission of $0.165 per day to BNC in connection with charters arranged by it. During the nine-month periods ended September 30, 2020 and 2021, BNC charged the ship-owning companies $289 and $391, respectively, which are included in Voyage expenses—related parties in the accompanying consolidated statements of operations. BNC also provides chartering services to a revenue sharing pool (until 31 August 2021), which includes one of the Company’s container vessels. In addition, on March 31, 2020, Costamare Shipping agreed, on behalf of five of the container vessels it manages, to pay to BNA, a company 50% (indirectly) owned by the Company’s Chairman and Chief Executive Officer, a commission of 1.25% of the gross daily hire earned from the charters arranged by BNA for these five Company container vessels. During the nine-month periods ended September 30, 2020 and 2021, BNA charged the ship-owning companies $215 and $552, which are included in Voyage expenses – related parties in the accompanying consolidated statements of operations.

10

COSTAMARE INC.

Notes to Unaudited Condensed Consolidated Financial Statements

September 30, 2020 and 2021

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

(d) Longshaw Maritime Investments S.A. (“Longshaw”): On June 14, 2021, the Company entered into a Shares Purchase Agreement (“SPA’’) with Longshaw, a related party entity controlled by the Company’s Chairman and Chief Executive Officer, Mr. Konstantinos Konstantakopoulos, for the acquisition of all of its equity interest in 16 companies, which had acquired or had agreed to acquire dry bulk vessels. The aggregate purchase price, which was paid by the Company on September 9, 2021, for the acquisition of these 16 companies was $54,491, in exchange for the net assets of the acquired companies, that amounted to $54,578. During the nine-month period ended September 30, 2021, 15 of the dry bulk vessels that were part of the acquisition, Builder, Pegasus, Adventure, Eracle, Peace, Sauvan, Pride, Alliance, Manzanillo, Acuity, Seabird, Aeolian, Comity, Athena and Farmer (with an aggregate DWT of 850,163) were delivered to the Company and one, the Jaigarh (tbr Greneta), is expected to be delivered during the fourth quarter of 2021. The acquisition has been accounted as a transaction between companies under common control and the excess of the carrying value of the net assets acquired above the purchase price agreed amounting to $86 was recorded as a capital contribution within additional paid in capital.

(e) Other related parties' transactions: On November 3, 2010, the Company and the Company's Chairman and Chief Executive Officer, Mr. Konstantinos Konstantakopoulos, entered into a Restrictive Covenant Agreement (the "Original RCA"), pursuant to which the activities of Mr. Konstantakopoulos with respect to the container vessel sector, because of his capacity as a director or officer of the Company, were restricted. In July 2021, the Original RCA was amended and restated, and Mr. Konstantakopoulos agreed to similarly restrict his activities in the dry bulk sector.

4. Segmental Financial Information

Since June 14, 2021 (Note 3(d)), the Company has two reportable segments from which it derives its revenues: (1) container vessels segment and (2) dry bulk vessels segment. The reportable segments reflect the internal organization of the Company and are strategic businesses that offer different services. The container vessel business segment consists of transportation of containerized products through ownership and trading of container vessels. The dry bulk business segment consists of transportation of dry bulk cargoes through ownership and trading of dry bulk vessels.

The tables below present information about the Company's reportable segments as of September 30, 2021, and for the nine-month period then ended. The Company measures segment performance based on net income. Items included in the segment net income are allocated to the extent that the items are directly or indirectly attributable to the segments. With regards to the items that are allocated by indirect calculation, their allocations keys are defined on the basis of each segment’s drawing on key resources. The Other segment includes items that due to their nature are not allocated to any of the Company’s reportable segments. As of September 30, 2021 and for the nine-month period then ended, Other segment includes equity securities investment fair value measurement related balance and income as well as equity method investments’ balances and income. Summarized financial information concerning each of the Company's reportable segments is as follows:

11

COSTAMARE INC.

Notes to Unaudited Condensed Consolidated Financial Statements

September 30, 2020 and 2021

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

For the nine-month period ended September 30, 2021
	Container vessels segment	Dry bulk vessels segment	Other	Total
Voyage revenue	$475,083	$34,638	$-	$509,721
Net Income	$186,388	$15,597	$71,982	$273,967
Total Assets	$3,660,407	$482,199	$80,963	$4,223,569

5. Current Assets: Investments in Equity securities / Non-current Assets: Debt Securities, Held to Maturity, and Other Non-Current Assets

In 2014, Zim Integrated Services (“Zim”) agreed with its creditors, including vessel and container lenders, ship-owners, shipyards, unsecured lenders and bond holders, to restructure its debt. Based on this agreement, the Company received Zim shares representing approximately 1.2% of the outstanding Zim shares immediately after the restructuring and $8,229 aggregate principal amount of unsecured interest-bearing Zim notes maturing in 2023 consisting of $1,452 of 3.0% Series 1 Notes due 2023 amortizing subject to available cash flows in accordance with a corporate mechanism and $6,777 of 5.0% Series 2 Notes due 2023 non-amortizing (of the 5% interest, 3% is payable quarterly in cash and 2% interest is accrued quarterly with deferred cash payment on maturity) in exchange for amounts owed by Zim to the Company under their charter agreements. The Company calculated the fair value of the instruments received from Zim based on the agreement discussed above, available information on Zim and other similar contracts with similar terms, maturities and interest rates, and recorded at fair value of $676 in relation to the Series 1 Notes, $3,567 in relation to the Series 2 Notes and $7,802 in relation to its equity participation in Zim. The difference between the aggregate fair value of the debt and equity securities received from Zim and the then net carrying value of the amounts due from Zim of $2,888 was written-off in 2014.

The Company accounts on a quarterly basis, for the unwinding of the interest on the Series 1 and Series 2 Notes, until the book value of the instruments equals their face value on maturity. During the nine-month period ended September 30, 2021, the Company recorded $458 in relation to their unwinding ($489 for the nine-month period ended September 30, 2020), which is included in “Interest income” in the consolidated statements of operations. The Company had classified such debt securities under Debt securities, held to maturity.

During the year ended December 31, 2016, the Company received $46 capital redemption of the Series 1 Notes.

In March 2021, the Company received $394 capital redemption of the Series 1 Notes. Furthermore, in June 2021, the Company received $7,789 capital redemption on the Series 1 and 2 Notes, in aggregate, and the outstanding balance at the date of the capital redemption of $6,774, net of accumulated provision for Credit losses of $569 calculated as of December 31, 2020, following the provisions of “ASC 326 Financial Instruments — Credit Losses”, was fully settled. As a result of the full redemption of the Series 1 and Series 2 Notes, the Company recorded a gain of $1,015 (including the established provision for Credit losses as of December 31, 2020 of $569), which is included in Other, net, in the accompanying 2021 statement of operations. The Series 1 and Series 2 Notes were carried at amortized cost in the accompanying 2020 consolidated balance sheet (Note 20(c)). These financial instruments were not measured at fair value on a recurring basis.

On January 28, 2021, Zim completed its initial public offering in the United States under the United States Securities Act of 1933, as amended. Since then, the Company classifies the equity securities of Zim that it owned at Fair Value through Net Income as the Company did not have the ability to exercise significant influence on matters at Zim, and there is readily available fair value for these securities. The Company records the subsequent changes in fair value in the consolidated statements of operations based on the closing price of Zim ordinary shares on the New York Stock Exchange (NYSE) on each reporting date (Level 1 inputs of the fair value hierarchy). In September 2021, the Company received a special dividend amounting to $1,833, which is separately reflected in Dividend income in the accompanying 2021 statement of operations. As of September 30, 2021, the Company owned 1,221,800 ordinary shares of Zim with a fair value of $61,945 based on the closing price of Zim ordinary shares on the NYSE on that date, separately reflected in Investments in equity securities under current assets in 2021 consolidated balance sheet. For the nine-month period ended September 30, 2021, the fair value measurement of investment in equity securities of $58,144 is separately reflected in the 2021 consolidated statement of operations. As of December 31, 2020, these shares were carried at cost less impairment in the amount of $3,802, which was included in Other non-current assets in the 2020 consolidated balance sheet.

12

COSTAMARE INC.

Notes to Unaudited Condensed Consolidated Financial Statements

September 30, 2020 and 2021

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

6. Inventories:

Inventories in the accompanying consolidated balance sheets relate to bunkers, lubricants and spare parts on board the vessels.

7. Vessels and advances, net:

The amounts in the accompanying consolidated balance sheets are as follows:

	Vessel Cost	Accumulated Depreciation	Net Book Value
Balance, January 1, 2021	$3,525,967	$(1,075,457)	$2,450,510
Depreciation	-	(90,362)	(90,362)
Vessel acquisitions, advances and other vessels’ costs	1,220,892	-	1,220,892
Vessel sales, transfers and other movements	(135,427)	71,635	(63,792)
Balance, September 30, 2021	$4,611,432	$(1,094,184)	$3,517,248

During the nine-month period ended September 30, 2021, the Company (i) acquired the secondhand container vessels Aries, Argus, Glen Canyon, Androusa, Norfolk, Porto Cheli, Porto Kagio, Porto Germeno and Gialova with an aggregate TEU capacity of 49,909, (ii) took delivery of the newbuild container vessels YM Target and YM Tiptop with an aggregate TEU capacity of 25,380 and (iii) took delivery of 30 secondhand dry bulk vessels, 15 of which were part of the SPA (Note 3(d)), the Builder, Pegasus, Adventure, Eracle, Peace, Sauvan, Pride, Alliance, Manzanillo, Acuity, Seabird, Aeolian, Comity, Athena and Farmer, with an aggregate DWT of 850,163 and 15 additional dry-bulk vessels that were agreed to be acquired during the nine-month period ended September 30, 2021, the Bernis, Verity, Dawn, Discovery, Clara, Serena, Merida, Progress, Miner, Parity, Uruguay, Resource, Konstantinos, Taibo and Thunder, with an aggregate DWT of 659,021.

Furthermore, during the nine-month period ended September 30, 2021, the Company purchased from York (Notes 9 and 10) the equity interest held by York (in the range from 51% to 75%) in the companies owning the containerships Cape Akritas, Cape Tainaro, Cape Artemisio, Cape Kortia and Cape Sounio, with an aggregate capacity of 55,050 TEU, at an aggregate net consideration price of $88,854 after subtracting term loans of $302,193 (Note 11) assumed at the time of the acquisition. As a result, the Company acquired the controlling interest and became the sole shareholder of the vessel owning companies of the five mentioned container vessels (Note 10). Any favorable or unfavorable lease terms associated with these vessels were recorded as an intangible asset or liability (“Time charter assumed”) at the time of the acquisition. The aggregate Time charter assumed, net, at the time of the acquisitions was a liability of $589, current and non-current portion (Note 13). Management accounted for this acquisition as an asset acquisition under ASC 805 “Business Combinations”.

During the nine-month period ended September 30, 2021, the Company agreed to acquire (i) the 2008-built, 4,578 TEU secondhand container vessel CO Kobe (tbr Dyros), which is expected to be delivered by the end of 2021 and (ii) six secondhand dry bulk vessels (Bulk Titan (tbr Titan I), Imperial Rose (tbr Rose), Interlink Equity (tbr Equity), Darya Lakshmi (tbr Bermondi), Bulk Curacao (tbr Curacao) and MS Charm (tbr Charm)) with an aggregate capacity of 317,713 DWT (Note 14(b) and Note 22(d)) which are expected to be delivered to the Company during the fourth quarter of 2021.

During the nine-month period ended September 30, 2021, the Company sold the container vessels Halifax Express, which was classified as a Vessel held for sale at December 31, 2020, Prosper and Venetiko, which were classified as Vessels held for sale at March 31, 2021, and recognized a net gain of $18,075, which is separately reflected in Gain / (loss) on sale of vessels, net in the accompanying 2021 consolidated statement of operations.

On June 10, 2021, the Company decided to make arrangements to sell the container vessels ZIM Shanghai and ZIM New York (Note 22(e)). At that date, the Company concluded that all the criteria required by the relevant accounting standard, ASC 360-10-45-9, for the classification of the two vessels as “held for sale” were met. On July 28, 2021, the Company agreed to sell both vessels, which were delivered to their new buyers in October 2021 and November 2021, respectively (Note 22(e)). As of September 30, 2021, the amount of $44,931 (including $425 transferred from Deferred charges, net), separately reflected in Vessels held for sale in the 2021 consolidated balance sheet, represents the aggregate carrying value of those vessels at the time that held for sale criteria were met on the basis that as of that date each vessel’s fair value less cost to sell exceeded each vessel’s carrying amount. Their fair value was based on the vessel’s estimated sale price, net of commissions (Level 2 inputs of the fair value hierarchy).

13

COSTAMARE INC.

Notes to Unaudited Condensed Consolidated Financial Statements

September 30, 2020 and 2021

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

During the nine-month period ended September 30, 2020, the Company acquired the 2009-built container vessel, 4,258 TEU Virgo (ex. JPO Virgo) and the 2007-built container vessel, 2,572 TEU Scorpius (ex. JPO Scorpius) and took delivery of the 12,690 TEU newbuilds container vessels YM Triumph, YM Truth and YM Totality from the shipyard. Upon their delivery, all three newbuild vessels commenced their 10-year time charters.

During the nine-month period ended September 30, 2020, the Company sold the container vessels Neapolis, Kawasaki, Kokura and Zagora and recognized a net loss of $65,260, which is separately reflected in Gain / (loss) on sale of vessels, net in the accompanying 2020 consolidated statement of operations. During the nine-month period ended September 30, 2020, the Company recorded an impairment loss in relation to five of its container vessels in the amount of $31,577 (including $693 transferred from Deferred charges, net). The fair values of the five container vessels were determined through Level 2 inputs of the fair value hierarchy (Note 20).

As of September 30, 2020, the fair market value of the container vessel Singapore Express based on her estimated sale price, net of commissions (Level 2 inputs of the fair value hierarchy) was $5,750 in the aggregate. The difference between the estimated fair value less cost to sell the vessel and the vessel’s carrying value, amounting to $14,359 (including $33 transferred from Deferred charges, net), was recorded in the nine-month period ended September 30, 2020, and is separately reflected as Loss on vessels held for sale in the accompanying 2020 statement of operations.

Eighty-six of the Company’s vessels, with a total carrying value of $2,480,709 as of September 30, 2021, have been provided as collateral to secure the long-term debt discussed in Note 11. This excludes the four vessels under the sale and leaseback transactions described in Note 12, the five newbuild vessels YM Triumph, YM Truth, YM Totality, YM Target and YM Tiptop (Note 11.B), the five vessels acquired in 2018 under the Share Purchase Agreement (Notes 10 and 11.B) with York and four unencumbered vessels.

8. Deferred Charges, net:

Deferred charges, net include the unamortized dry-docking and special survey costs. The amounts in the accompanying consolidated balance sheets are as follows:

Balance, January 1, 2021	$27,682
Additions	15,842
Amortization	(7,564)
Write-off and other movements (Note 7)	(530)
Balance, September 30, 2021	$35,430

During the nine-month period ended September 30, 2021, 11 vessels underwent and completed their special survey and three vessels were in the process of completing their special survey. During the nine-month period ended September 30, 2020, nine vessels underwent and completed their special surveys. The amortization of the dry-docking and special survey costs is separately reflected in the accompanying consolidated statements of operations.

9. Costamare Ventures Inc.:

On May 18, 2015, the Company, along with its wholly-owned subsidiary, Costamare Ventures Inc. (“Costamare Ventures”), amended and restated the Framework Deed, which was further amended on June 12, 2018 (the “Framework Deed”) with York Capital Management Global Advisors LLC and its affiliate Sparrow Holdings, L.P. (collectively, “York”) to invest jointly in the acquisition and construction of container vessels. Under the Framework Deed, the decisions regarding vessel acquisitions are made jointly by Costamare Ventures and York and the Company reserves the right to acquire any vessels that York decides not to pursue. The commitment period ended on May 15, 2020 and the termination of the Framework Deed will occur on May 15, 2024, or upon the occurrence of certain extraordinary events as described therein.

On termination and on the occurrence of certain extraordinary events, Costamare Ventures may elect to divide the vessels owned by all such vessel-owning entities between itself and York to reflect their cumulative participation in all such entities. Costamare Shipping provides ship management and administrative services to the vessels acquired under the Framework Deed, with the right to subcontract to V.Ships Greece.

14

COSTAMARE INC.

Notes to Unaudited Condensed Consolidated Financial Statements

September 30, 2020 and 2021

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

As at September 30, 2021, the Company holds 49% of the capital stock of six jointly-owned companies formed pursuant to the Framework Deed with York (Note 10). The Company accounts for the entities formed under the Framework Deed as equity investments.

10. Equity Method Investments:

The companies accounted for as equity method investments, all of which are incorporated in the Marshall Islands, are as follows:

Entity	Vessel	Participation % September 30, 2021	Date Established /Acquired
Steadman Maritime Co.	-	49%	July 1, 2013
Marchant Maritime Co. (*)	-	-	July 8, 2013
Horton Maritime Co. (*)	-	-	June 26, 2013
Smales Maritime Co.	-	49%	June 6, 2013
Geyer Maritime Co.	Arkadia	49%	May 18, 2015
Goodway Maritime Co.	Monemvasia	49%	September 22, 2015
Platt Maritime Co.	Polar Argentina	49%	May 18, 2015
Sykes Maritime Co.	Polar Brasil	49%	May 18, 2015

(*) Dissolved on June 21, 2021

During the nine-month period ended September 31, 2021, the Company received, in the form of a special dividend, $15,190 from Steadman Maritime Co. During the nine-month period ended September 30, 2021, Steadman Maritime Co. sold its vessel Ensenada.

During the year ended December 31, 2020, the Company received, in the form of a special dividend, $3,700, in aggregate from Steadman Maritime Co., Geyer Maritime Co., Smales Maritime Co. and Goodway Maritime Co.

During the year ended December 31, 2020, the Company received in the form of a special dividend, $44,185 in aggregate, from Kemp Maritime Co., Hyde Maritime Co., Ainsley Maritime Co., Ambrose Maritime Co. and Skerrett Maritime Co.

During the year ended December 31, 2020, the Company received the amount of $1,764 in aggregate, in the form of a special dividend, from Platt Maritime Co. and Sykes Maritime Co.

On November 12, 2018, Costamare entered into a share purchase agreement (the “Share Purchase Agreement”) to acquire the ownership interest held by York in five jointly-owned companies, namely Benedict Maritime Co., Bertrand Maritime Co., Beardmore Maritime Co., Schofield Maritime Co. and Fairbank Maritime Co., which had been formed pursuant to the Framework Deed. In connection with this agreement, the Company registered for resale by York up to 7.6 million shares of its common stock. Costamare could elect at any time within six months from February 8, 2019, the effective date of the registration statement on Form F-3/A filed with the SEC on December 19, 2018, to pay a portion of the consideration under the Share Purchase Agreement in Costamare common stock. At the date of the acquisition, the aggregate net value of assets and liabilities transferred to the Company (excluding cash and cash equivalents, the value of the fixed assets and the financing arrangements) was an excess amount of $5,171. Management accounted for this acquisition as an asset acquisition under ASC 805 “Business Combinations”; thus the 40% investment previously held by the Company was carried over at cost, whereas the cost consideration over proportionate cost of the net asset values acquired was proportionally allocated on a relative fair value basis to the net identifiable assets acquired (that is to the vessels (Note 7) and related time charters (Note 13)) other than non-qualifying assets.

On July 17, 2019, the Company elected to pay part of the previously agreed deferred price for the acquisition of the 60% equity interest of York in five 2016-built, 14,000 TEU containerships with newly issued shares of the Company’s common stock. On July 25, 2019, 2,883,015 shares of common stock were issued in order to pay an amount of $15,130, representing part of the deferred price. The remaining deferred price due to York was fully paid in cash on May 12, 2020, in accordance with the terms of the Share Purchase Agreement.

15

COSTAMARE INC.

Notes to Unaudited Condensed Consolidated Financial Statements

September 30, 2020 and 2021

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

On March 22, 2021, March 24, 2021 and March 29, 2021, the Company entered into three share purchase agreements to acquire the ownership interest (in the range of 51% to 75%) held by York in five jointly-owned companies, namely Ainsley Maritime Co. and Ambrose Maritime Co., Hyde Maritime Co. and Skerrett Maritime Co. and Kemp Maritime Co., respectively, which had been formed pursuant to the Framework Deed. At the date of the acquisition, the aggregate net value of assets and liabilities transferred to the Company amounted to $141,040. Management accounted for this acquisition as an asset acquisition under ASC 805 “Business Combinations” whereas the cost consideration over proportionate cost of the net asset values acquired was proportionally allocated on a relative fair value basis to the net identifiable assets acquired (that is to the vessels (Note 7) and related time charters (Note 13)).

For the nine-month periods ended September 30, 2020 and 2021, the Company recorded net income of $12,201 and $12,005, respectively, from equity method investments, which are separately reflected as Income from equity method investments in the accompanying consolidated statements of operations.

The summarized combined financial information of the companies accounted for as equity method investments is as follows:

	December 31, 2020	September 30, 2021
Current assets	$46,006	$11,189
Non-current assets	516,171	93,274
Total assets	$562,177	$104,463

Current liabilities	$30,148	$6,241
Non-current liabilities	346,994	59,413
Total liabilities	$377,142	$65,654

	Nine-month period ended September 30,
	2020	2021
Voyage revenue	$73,114	$36,938
Net income	$29,753	$25,874

16

COSTAMARE INC.

Notes to Unaudited Condensed Consolidated Financial Statements

September 30, 2020 and 2021

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

11. Long-Term Debt:

The amounts shown in the accompanying consolidated balance sheets consist of the following:

Borrower(s)			December 31, 2020	September 30, 2021
A.	Term Loans:
	1.	Montes Shipping Co. and Kelsen Shipping Co.	-	-
	2.	Uriza Shipping S.A.	-	-
	3.	Costis Maritime Corporation, Christos Maritime Corporation and Capetanissa Maritime Corporation	-	-
	4.	Rena Maritime Corporation, Finch Shipping Co. and Joyner Carriers S.A.	-	-
	5.	Nerida Shipping Co.	11,775	10,425
	6.	Costamare Inc.	-	-
	7.	Singleton Shipping Co. and Tatum Shipping Co.	40,800	38,400
	8.	Reddick Shipping Co. and Verandi Shipping Co.	15,240	-
	9.	Costamare. Inc.	34,188	31,188
	10.	Bastian Shipping Co. and Cadence Shipping Co.	113,200	101,800
	11.	Adele Shipping Co.	60,500	56,000
	12.	Costamare Inc.	135,550	126,880
	13.	Quentin Shipping Co. and Sander Shipping Co.	80,943	74,909
	14.	Costamare Inc.	27,666	25,332
	15.	Capetanissa Maritime Corporation et al.	65,500	58,750
	16.	Caravokyra Maritime Corporation et al.	64,800	57,000
	17.	Achilleas Maritime Corporation et al.	58,396	-
	18.	Kelsen Shipping Co.	8,100	6,075
	19.	Uriza Shipping S.A.	20,000	18,050
	20.	Berg Shipping Co.	-	11,940
	21.	Reddick Shipping Co. and Verandi Shipping Co.	-	16,100
	22.	Evantone Shipping Co. and Fortrose Shipping Co.	-	21,500
	23.	Ainsley Maritime Co. and Ambrose Maritime Co.	-	144,643
	24.	Hyde Maritime Co. and Skerrett Maritime Co.	-	141,346
	25.	Kemp Maritime Co.	-	71,900
	26.	Vernes Shipping Co.	-	13,100
	27.	Achilleas Maritime Corporation et al.	-	144,054
	28.	Novara et al.	-	66,060
	29.	Costamare Inc.	-	56,536
	30.	Costamare Inc.	-	57,100
	31.	Costamare Inc.	-	24,500
	32.	Costamare Inc.	-	89,850
	33.	Amoroto et al.	-	50,430
		Total Term Loans	$736,658	$1,513,868
B.	Other financing arrangements		728,961	815,983
C.	Unsecured Bond Loan		-	115,790
		Total long-term debt	$1,465,619	$2,445,641
		Less: Deferred financing costs	(13,406)	(25,887)
		Total long-term debt, net	1,452,213	2,419,754
		Less: Long-term debt current portion	(149,910)	(276,162)
		Add: Deferred financing costs, current portion	2,773	5,885
		Total long-term debt, non-current, net	$1,305,076	$2,149,477

17

COSTAMARE INC.

Notes to Unaudited Condensed Consolidated Financial Statements

September 30, 2020 and 2021

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

A. Term Loans:

1. In December 2007, Montes Shipping Co. and Kelsen Shipping Co. entered into a loan agreement with a bank for an amount of up to $150,000 in the aggregate ($75,000 each) on a joint and several basis in order to partly finance the acquisition cost of the vessels Maersk Kawasaki and Kure. On January 27, 2016, both companies (each a subsidiary of the Company) entered into a supplemental agreement with the bank in order to extend the repayment of the then outstanding loan amount of $66,000 and amend the repayment schedule. On June 19, 2017, the Company prepaid $6,000 on the then outstanding balance. On June 29, 2020, the Company prepaid $8,500, due to the sale of Kawasaki (ex. Maersk Kawasaki) (Note 7), on the then outstanding balance. On December 17, 2020, the outstanding balance of $8,500 was fully repaid.

2. On May 6, 2016, Uriza Shipping S.A., entered into a loan agreement with a bank for an amount of up to $39,000 for general corporate purposes. On May 11, 2016 the Company drew the amount of $39,000. On November 12, 2020, the Company fully prepaid the outstanding balance of $19,500.

3. In May 2008, Costis Maritime Corporation and Christos Maritime Corporation entered into a loan agreement with a bank for an amount of up to $150,000 in the aggregate ($75,000 each) on a joint and several basis in order to partly finance the acquisition cost of the vessels York and Sealand Washington. In June 2006, Capetanissa Maritime Corporation entered into a loan agreement with a bank for an amount of up to $90,000, in order to partly finance the acquisition cost of the vessel Cosco Beijing. On August 10, 2016, Costis Maritime Corporation, Christos Maritime Corporation and Capetanissa Maritime Corporation entered into a loan agreement with a bank in order to extend the repayment and amend the repayment profile of the then outstanding loans in the amounts of $116,500 in aggregate. On July 21, 2017, the Company prepaid the amount of $4,000 and on June 26, 2018, the Company prepaid another $4,000. On May 7, 2020, the outstanding balance of the loan was fully repaid.

4. In February 2006, Rena Maritime Corporation entered into a loan agreement with a bank for an amount of up to $90,000 in order to partly finance the acquisition cost of the vessel Cosco Guangzhou. On December 22, 2016, Rena Maritime Corporation, Finch Shipping Co. and Joyner Carriers S.A. entered into a new loan agreement with a bank in order to fully refinance the then outstanding loan of $37,500 and finance the working capital needs of the Finch Shipping Co. and Joyner Carriers S.A. On January 24, 2020, the Company prepaid the amount $1,385 due to the sale of the vessel Neapolis (Note 7). On May 7, 2020, the outstanding balance of the loan was fully repaid.

5. On August 1, 2017, Nerida Shipping Co. entered into a loan agreement with a bank for an amount of up to $17,625 for the purpose of financing general corporate purposes relating to Maersk Kowloon. On August 3, 2017, the Company drew the amount of $17,625. As of September 30, 2021, the outstanding balance of $10,425 is repayable in 4 equal quarterly installments of $450, from November 2021 to July 2022 and a balloon payment of $8,625 payable together with the last installment.

6. On March 7, 2018, the Company entered into a loan agreement with a bank for an amount of $233,000 in order to partially refinance a previously held loan. The facility has been drawn down in two tranches on March 23, 2018. The Company prepaid on May 29, 2018, the amount of $4,477 due to the sale of the container vessel Itea and also prepaid on March 22, 2019 the amount of $5,805 due to the sale of the container vessel Piraeus. During the year ended December 31, 2020, the Company fully prepaid the outstanding balance of the loan.

7. On July 17, 2018, Tatum Shipping Co. and Singleton Shipping Co. entered into a loan agreement with a bank for an amount of up to $48,000, for the purpose of financing general corporate purposes relating to the vessels Megalopolis and Marathopolis. The facility has been drawn down in two tranches on July 20, 2018 and August 2, 2018. As of September 30, 2021, the outstanding balance of Tranche A of $19,200 is repayable in 16 equal quarterly installments of $400, from October 2021 to June 2025 and a balloon payment of $12,800 payable together with the last installment. As of September 30, 2021, the outstanding balance of Tranche B of $19,200 is repayable in 16 equal quarterly installments of $400, from November 2021 to July 2025 and a balloon payment of $12,800 payable together with the last installment.

8. On October 26, 2018, Reddick Shipping Co. and Verandi Shipping Co., entered into a loan agreement with a bank for an amount of up to $25,000, for the purpose of financing general corporate purposes relating to the vessels Maersk Kleven and Maersk Kotka. The facility has been drawn down in two tranches on October 30, 2018. On March 24, 2021, the then outstanding balance of $14,020 was fully repaid.

18

COSTAMARE INC.

Notes to Unaudited Condensed Consolidated Financial Statements

September 30, 2020 and 2021

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

9. On November 27, 2018, the Company entered into a loan agreement with a bank for an amount of $55,000 in order to refinance previously held loans. The facility has been drawn down in two tranches. Tranche A of $28,000 was drawn down on November 30, 2018 and Tranche B (the revolving part of the loan) of $27,000 was drawn down on December 11, 2018. During the year ended December 31, 2019 and following the sale of the vessels MSC Pylos, Sierra II, Reunion and Namibia II, the Company prepaid in aggregate, the amount of $10,615. On November 11, 2020, the Company drew down the amount of $5,803 under the revolving part of the loan and provided the vessel Scorpius (ex. JPO Scorpius) as additional security. As of September 30, 2021, the outstanding balance of Tranche A of $9,000 is repayable in nine equal quarterly installments of $1,000, from November 2021 to November 2023. As of September 30, 2021, the outstanding balance of Tranche B of $22,188 is payable in November 2023.

10. On June 18, 2019, Bastian Shipping Co. and Cadence Shipping Co., entered into a loan agreement with a bank for an amount of up to $136,000, for the purpose of financing the acquisition costs of MSC Ajaccio and MSC Amalfi (Note 12) and general corporate purposes relating to the two vessels. The facility was drawn down in two tranches on June 24, 2019. As of September 30, 2021, the aggregate outstanding balance of the two tranches of $101,800 is repayable in 23 variable quarterly installments, from December 2021 to June 2027 and a balloon payment per tranche of $14,400 payable together with the last installment.

11. On June 24, 2019, Adele Shipping Co. entered into a loan agreement with a bank for an amount of up to $68,000, for the purpose of financing the acquisition cost of MSC Azov (Note 12) and general corporate purposes relating to the vessel. The facility was drawn down on July 12, 2019. As of September 30, 2021, the outstanding balance of the loan of $56,000 is repayable in 20 equal quarterly installments of $1,500, from October 2021 to June 2026 and a balloon payment of $26,000 payable together with the last installment.

12. On June 28, 2019, the Company entered into a loan agreement with a bank for an amount of up to $150,000, in order to partially refinance two term loans. Vessels Value, Valence and Vantage were provided as security. The facility was drawn down in three tranches on July 15, 2019. As of September 30, 2021, the outstanding balance of each tranche of $42,293.3, is repayable in 16 equal quarterly installments of $963.3 from October 2021 to July 2025 and a balloon payment of $26,880, each payable together with the last installment.

13. On July 18, 2019, the Company entered into a loan agreement with a bank for an amount of up to $94,000, in order to partially refinance one term loan. Vessels Valor and Valiant were provided as security. The facility was drawn down in two tranches on July 24, 2019. As of September 30, 2021, the outstanding balance of each tranche of $37,454.5, is repayable in 16 equal quarterly installments of $1,005.7 from October 2021 to July 2025 and a balloon payment of $21,364 each payable together with the last installment.

14. On February 13, 2020, the Company entered into a loan agreement with a bank for an amount of up to $30,000 in order to partly finance the acquisition cost of the vessels Vulpecula, Volans, Virgo and Vela (Note 7). On February 18, 2020, the Company drew down the amount of $30,000 in four tranches. As of September 30, 2021, the aggregate outstanding balance of tranche A, B, C and D of $25,332 is repayable in 10 equal quarterly installments of $194, $199, $190 and $195, respectively, from November 2021 to February 2024 and a balloon payment of $4,646, $4,566, $4,210 and $4,130 respectively, payable together with the last installment.

15. On April 24, 2020, Capetanissa Maritime Corporation, Christos Maritime Corporation, Costis Maritime Corporation, Joyner Carriers S.A. and Rena Maritime Corporation, entered into a loan agreement with a bank for an amount of up to $70,000, in order to refinance two term loans. The facility was drawn down on May 6, 2020. As of September 30, 2021, the outstanding balance of $58,750 is repayable in 15 equal quarterly installments of $2,250 from November 2021 to May 2025 and a balloon payment of $25,000 payable together with the last installment.

16. On May 29, 2020, Caravokyra Maritime Corporation, Costachille Maritime Corporation, Kalamata Shipping Corporation, Marina Maritime Corporation, Navarino Maritime Corporation and Merten Shipping Co., entered into a loan agreement with a bank for an amount of up to $70,000, in order to partly refinance one term loan. The facility was drawn down on June 4, 2020. As of September 30, 2021, the outstanding balance of $57,000 is repayable in 15 variable quarterly installments from December 2021 to June 2025 and a balloon payment of $29,200 payable together with the last installment.

17. On June 11, 2020, Achilleas Maritime Corporation, Angistri Corporation, Fanakos Maritime Corporation, Fastsailing Maritime Co., Flow Shipping Co., Idris Shipping Co., Leroy Shipping Co., Lindner Shipping Co., Miko Shipping Co., Spedding Shipping Co., Takoulis Maritime Corporation and Timpson Shipping Co., entered into a loan agreement with a bank for an amount of up to $70,000, in order to partly refinance one term loan. The facility was drawn down on June 17, 2020. On September 10, 2020 and September 16, 2020, the Company prepaid $1,450 and $4,878, respectively due to the sale of Zagora and Singapore Express (Note 7), on the then outstanding balance. On January 29, 2021 and May 21, 2021, the Company prepaid $4,861 and $1,012, respectively due to the sale of Halifax Express and Prosper (Note 7), on the then outstanding balance. On June 4, 2021, the then outstanding balance of $50,105 of the loan was fully repaid.

19

COSTAMARE INC.

Notes to Unaudited Condensed Consolidated Financial Statements

September 30, 2020 and 2021

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

18. On December 15, 2020, Kelsen Shipping Co. entered into a loan agreement with a bank for an amount of $8,100, in order to partially refinance one term loan. The facility was drawn down on December 17, 2020. As of September 30, 2021, the outstanding balance of the loan of $6,075 is repayable in three equal semi-annual installments of $2,025, from December 2021 to December 2022.

19. On November 10, 2020, Uriza Shipping S.A. entered into a loan agreement with a bank for an amount of $20,000, in order to refinance one term loan. The facility was drawn down on November 12, 2020. As of September 30, 2021, the outstanding balance of the loan of $18,050 is repayable in 17 equal quarterly installments of $650, from November 2021 to November 2025 and a balloon payment of $7,000 payable together with the last installment.

20. On January 27, 2021, Berg Shipping Co. entered into a loan agreement with a bank for an amount of $12,500, in order to finance the acquisition cost of the vessel Neokastro. The facility was drawn down on January 29, 2021. As of September 30, 2021, the outstanding balance of the loan of $11,940 is repayable in 18 equal quarterly installments of $280, from October 2021 to January 2026 and a balloon payment of $6,900 payable together with the last installment.

21. On March 16, 2021, Reddick Shipping Co. and Verandi Shipping Co. entered into a loan agreement with a bank for an amount of $18,500, in order to refinance one term loan and for general corporate purposes. The facility was drawn down in two tranches on March 23, 2021. As of September 30, 2021, the outstanding balance of each tranche of $8,050 is repayable in eight equal quarterly installments of $600, from December 2021 to September 2023 and a balloon payment of $3,250 each payable together with the last installment.

22. On March 18, 2021, Evantone Shipping Co. and Fortrose Shipping Co. entered into a loan agreement with a bank for an amount of $23,000 for the purpose of financing general corporate purposes. The facility was drawn down on March 23, 2021. As of September 30, 2021, the outstanding balance of the loan of $21,500 is repayable in 18 equal quarterly installments of $750, from December 2021 to March 2026 and a balloon payment of $8,000 payable together with the last installment.

23. On March 19, 2021, Ainsley Maritime Co. and Ambrose Maritime Co. entered into a loan agreement with a bank for an amount of $150,000, in order to refinance two term loans (Note 7) and for general corporate purposes. The facility was drawn down in two tranches on March 24, 2021. As of September 30, 2021, the outstanding balance of each tranche of $72,321.4 is repayable in 38 equal quarterly installments of $1,339.3, from December 2021 to March 2031 and a balloon payment of $21,428.6 each payable together with the last installment.

24. On March 24, 2021, Hyde Maritime Co. and Skerrett Maritime Co. entered into a loan agreement with a bank for an amount of $147,000, in order to refinance two term loans (Note 7) and for general corporate purposes. The facility was drawn down in two tranches on March 26, 2021. As of September 30, 2021, the outstanding balance of tranche A of $70,673.1 is repayable in 28 equal quarterly installments of $1,413.5, from December 2021 to September 2028 and a balloon payment of $31,096.2 each payable together with the last installment. As of September 30, 2021, the outstanding balance of tranche B of $70,673.1 is repayable in 18 equal quarterly installments of $1,413.5, from December 2021 to March 2026 and a balloon payment of $45,230.8 each payable together with the last installment.

25. On March 29, 2021, Kemp Maritime Co. entered into a loan agreement with a bank for an amount of $75,000, in order to refinance one term loan (Note 7) and for general corporate purposes. The facility was drawn down on March 30, 2021. As of September 30, 2021, the outstanding balance of the loan of $71,900 is repayable in 30 variable quarterly installments from December 2021 to March 2029 and a balloon payment of $28,600 payable together with the last installment.

26. On March 29, 2021, Vernes Shipping Co. entered into a loan agreement with a bank for an amount of $14,000, in order to finance the acquisition cost of the vessel Glen Canyon (Note 7). The facility was drawn down on March 31, 2021. As of September 30, 2021, the outstanding balance of the loan of $13,100 is repayable in 18 equal quarterly installments of $450, from December 2021 to March 2026 and a balloon payment of $5,000 payable together with the last installment.

27. On June 1, 2021, Achilleas Maritime Corporation, Angistri Corporation, Fanakos Maritime Corporation, Fastsailing Maritime Co., Lindner Shipping Co., Miko Shipping Co., Saval Shipping Co., Spedding Shipping Co., Tanera Shipping Co., Timpson Shipping Co. and Wester Shipping Co., entered into a loan agreement with a bank for an amount of up to $158,105, in order to partly refinance one term loan and to finance the acquisition cost of the vessels Porto Cheli, Porto Kagio and Porto Germeno (Note 7). The facility was drawn down in four tranches. On June 4, 2021, the Refinancing tranche of $50,105 and tranche C of $38,000 were drawn down, on June 7, 2021, Tranche A of $35,000 was drawn down and on June 24, 2021, Tranche B of $35,000 was drawn down. On August 12, 2021, the Company prepaid $7,395.1 due to the sale of Venetiko (Note 7), on the then outstanding balance. As of September 30, 2021, the outstanding balance of Refinancing tranche of $40,689.3 and giving effect to the loan discussed in Note 22(e), is repayable in 19 equal quarterly installments of $1,391.5 payable from December 2021 to June 2026 and a balloon payment of $1,583.4, payable together with the last installment. As of September 30, 2021, the outstanding balance of tranche A of $33,500 is repayable in 19 equal quarterly installments of $1,500, from December 2021 to June 2026 and a balloon payment of $5,000 payable together with the last installment. As of September 30, 2021, the outstanding balance of tranche B of $33,500 is repayable in 19 equal quarterly installments of $1,500, from December 2021 to June 2026 and a balloon payment of $5,000 payable together with the last installment. As of September 30, 2021, the outstanding balance of tranche C of $36,365 is repayable in 19 equal quarterly installments of $1,635, from December 2021 to June 2026 and a balloon payment of $5,300 payable together with the last installment. As of September 30, 2021, the vessels ZIM Shanghai and ZIM New York were classified as “Vessels held for sale” (Note 7) and the then outstanding amount of $12,667 (Note 22 (e)), in the aggregate, is included in the Current portion of long-term debt, net of deferred financing costs in the accompanying 2021 balance sheet.

20

COSTAMARE INC.

Notes to Unaudited Condensed Consolidated Financial Statements

September 30, 2020 and 2021

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

28. On June 7, 2021, Novara Shipping Co., Finney Shipping Co., Alford Shipping Co. and Nisbet Shipping Co. entered into a loan agreement with a bank for an amount of up to $79,000, in order to finance the acquisition cost of the vessels Androusa, Norfolk, Gialova and CO Kobe (tbr Dyros) (Note 7). The first two tranches of the facility of $22,500 each, were drawn on June 10, 2021, while the third tranche of $22,500 was drawn on August 25, 2021. As of September 30, 2021, the aggregate outstanding balance $43,560 of the first two tranches, is repayable in 15 variable quarterly installments from December 2021 to June 2025 and a balloon payment of $24,120 in the aggregate, payable together with the last installment. As of September 30, 2021, the outstanding balance of the third tranche of $22,500, is repayable in 16 variable quarterly installments from November 2021 to August 2025 with a balloon payment of $10,980, payable together with the last installment. The last tranche of the facility regarding vessel CO Kobe (tbr Dyros) was not drawn as of September 30, 2021.

29. On July 8, 2021, the Company entered into a loan agreement with a bank for an amount of up to $62,500, in order to finance the acquisition cost of the vessels Pegasus, Eracle, Peace, Sauvan, Pride, Acuity, Comity and Athena (Note 7). An aggregate amount of $49,236.3, was drawn during July 2021 and an amount of $7,300 was drawn during August 2021, to finance the acquisition of the first seven vessels. As of September 30, 2021, the aggregate outstanding balance of $56,536.3 is repayable in variable quarterly installments from October 2021 to August 2026 with an aggregate balloon payment of $15,033.9 that is payable together with the respective last installments. Tranche B of the facility regarding vessel Athena was not drawn as of September 30, 2021.

30. On July 9, 2021, the Company entered into a loan agreement with a bank for an amount of up to $81,500, in order to finance the acquisition cost of the vessels Builder, Adventure, Manzanillo, Alliance, Seabird, Aeolian, Farmer and Jaigarh (tbr Greneta) (Note 7). Five tranches of the facility with aggregate amount of $44,620 were drawn during July 2021 to finance the acquisition of the first five vessels and one tranche amounting to $12,480 was drawn during August 2021 to finance the acquisition of the vessel Aeolian. As of September 30, 2021, the aggregate outstanding balance of $57,100 is repayable in variable quarterly installments from October 2021 to July 2026 with an aggregate balloon payment of $31,650 that is payable together with the respective last installments. Tranches A and D of the facility regarding vessels Jaigarh (tbr Greneta) and Farmer were not drawn as of September 30, 2021.

31. On July 12, 2021, the Company entered into a revolving facility agreement for an amount of up to $24,500, for the purpose of financing general and working capital purposes. The amount of $24,500 was drawn down on July 15, 2021. As of September 30, 2021, the outstanding balance of $24,500 is repayable in July 2022 (Note 22(f)).

32. On July 16, 2021, the Company. entered into a hunting license facility agreement with a bank for an amount of up to $120,000, in order to finance the acquisition cost of the vessels Bernis, Verity, Dawn, Discovery, Clara, Serena, Parity, Taibo, Thunder, Imperial Rose (tbr Rose), Interlink Equity (tbr Equity) and Bulk Curacao (tbr Curacao) (Note 7). Three tranches of the facility with an aggregate amount of $34,200 were drawn during July 2021, to finance the acquisition of the first three vessels, three tranches of the facility with an aggregate amount of $28,050 were drawn during August 2021, to finance the acquisition of the subsequent three vessels and three tranches of the facility with an aggregate amount of $27,600 were drawn during September 2021, to finance the acquisition of the subsequent three vessels. As of September 30, 2021, the aggregate outstanding balance of $89,850 is repayable in variable quarterly installments from October 2021 to September 2027 with an aggregate balloon payment of $44,894 that is payable together with the respective last installments. Tranches J, K and L, of the facility regarding vessels Imperial Rose (tbr Rose), Interlink Equity (tbr Equity) and Bulk Curacao (tbr Curacao) were not drawn as of September 30, 2021.

33. On July 27, 2021, Amoroto Marine Corp., Bermeo Marine Corp., Bermondi Marine Corp., Briande Marine Corp., Camarat Marine Corp., Camino Marine Corp., Canadel Marine Corp., Cogolin Marine Corp., Fruiz Marine Corp., Gajano Marine Corp., Gatika Marine Corp., Guernica Marine Corp., Laredo Marine Corp., Onton Marine Corp. and Solidate Marine Corp. amongst others, entered into a hunting license facility agreement with a bank for an amount of up to $125,000, in order to finance the acquisition cost of the vessels Progress, Merida, Miner, Uruguay, Resource, Konstantinos, MS Charm (tbr Charm), Bulk Titan (tbr Titan I) and Darya Lakshmi (tbr Bermondi) (Note 7), as well as the acquisition of further vessels. Two tranches of the facility with an aggregate amount of $18,000 were drawn during August 2021 to finance the acquisition of the first two vessels, and four tranches of the facility with an aggregate amount of $32,430 were drawn during September 2021 to finance the acquisition of the subsequent four vessels. As of September 30, 2021, the aggregate outstanding balance of $50,430 is repayable in variable quarterly installments from November 2021 to September 2026 with an aggregate balloon payment of $25,236.2 that is payable together with the respective last installments. The remaining tranches were not drawn as of September 30, 2021.

21

COSTAMARE INC.

Notes to Unaudited Condensed Consolidated Financial Statements

September 30, 2020 and 2021

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

34. On September 10, 2021, the Company entered into a hunting license facility agreement with a bank for an amount of up to $150,000 in order to finance part of the acquisition cost of dry-bulk vessels. No drawdown had occurred as of September 30, 2021.

The term loans discussed above bear interest at LIBOR plus a spread and are secured by, inter alia, (a) first-priority mortgages over the financed vessels, (b) first priority assignments of all insurances and earnings of the mortgaged vessels and (c) corporate guarantees of Costamare or its subsidiaries, as the case may be. The loan agreements contain usual ship finance covenants, including restrictions as to changes in management and ownership of the vessels, as to additional indebtedness and as to further mortgaging of vessels, as well as minimum requirements regarding hull Value Maintenance Clauses in the range of 100% to 125%, restrictions on dividend payments if an event of default has occurred and is continuing or would occur as a result of the payment of such dividend and may also require the Company to maintain minimum liquidity, minimum net worth, interest coverage and leverage ratios, as defined.

B. Other Financing Arrangements

1. In August 2018, the Company, through five wholly-owned subsidiaries, entered into five pre and post-delivery financing agreements with a financial institution for the five newbuild containerships (Note 7). The Company is required to repurchase each underlying vessel at the end of the lease and as such it has assessed that under ASC 606, the advances paid for the vessels under construction are not derecognized and the amounts received are accounted for as financing arrangements. The financing arrangements bear fixed interest and the interest expense incurred for the nine-month period ended September 30, 2021 amounted to $465 ($3,274 for the year ended December 31, 2020), in the aggregate, and is capitalized in “Vessels and advances, net” in the accompanying 2021 consolidated balance sheet. The total financial liability under these financing agreements is repayable in 121 monthly installments beginning upon vessel delivery date including the amount of purchase obligation at the end of the agreements. As of September 30, 2021, following the delivery of the five newbuilds (Note 7), the aggregate outstanding amount of their financing arrangements is repayable in various installments from October 2021 to May 2031 including the amount of purchase obligation at the end of each financing agreement. The financing arrangements bear fixed interest and for the nine-month period ended September 30, 2021, the interest expense incurred amounted to $12,092, in aggregate, and is included in Interest and finance costs in the accompanying 2021 consolidated statements of operations.

2. On November 12, 2018, the Company, as discussed in Note 10 above, entered into a Share Purchase Agreement with York. As at that date, the Company assumed the financing agreements that the five ship-owning companies had entered into for their vessels along with the obligation to pay the remaining part of the consideration under the provisions of the Share Purchase Agreement within the next 18 months from the date of the transaction. According to the financing arrangements, the Company is required to repurchase each underlying vessel at the end of the lease and as such it has assessed that under ASC 606 and ASC 840 the assumed financial liability is accounted for as a financing arrangement. The amount payable to York has been accounted for under ASC 480-Distinguishing liabilities from equity and has been measured under ASC 835-30- Imputation of interest in accordance with the interest method. On May 12, 2020, the outstanding amount of the Company’s obligation to York was fully repaid. As at September 30, 2021, the aggregate outstanding amount of the five financing arrangements is repayable in various installments from October 2021 to October 2028 and a balloon payment for each of the five financing arrangements of $32,022, payable together with the last installment. The financing arrangements bear fixed interest and for the nine-month period ended September 30, 2021, the interest expense incurred amounted to $14,246 ($20,996 for the nine-month period ended September 30, 2020), in aggregate, and is included in Interest and finance costs in the accompanying consolidated statements of operations.

As of September 30, 2021, the aggregate outstanding balance of the financing arrangements under (1) and (2) above was $815,983.

C. Unsecured Bond Loan (“Bond Loan”)

In May 2021, the Company, through its wholly owned subsidiary, Costamare Participations Plc (the “Issuer”), issued €100,000 of unsecured bonds to investors (the “Bond Loan”) and listed the bonds on the Athens Exchange. The Bond Loan will mature in May 2026 and carries a coupon of 2.70%, payable semiannually. The bond offering was completed on May 25, 2021. The trading of the Bonds on the Athens Exchange commenced on May 26, 2021. The net proceeds of the offering are intended to be used for the repayment of indebtedness, vessel acquisitions and working capital purposes.

22

COSTAMARE INC.

Notes to Unaudited Condensed Consolidated Financial Statements

September 30, 2020 and 2021

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

The Bond Loan can be called in part (pro-rata) or in full by Costamare Participations Plc on any coupon payment date, after the second anniversary and until 6 months prior to maturity. If the Bond Loan is redeemed (in part or in full) on i) the 5th and/or 6th coupon payment date, bondholders will receive a premium of 1.5% on the nominal amount of the bond redeemed, ii) the 7th and/or 8th coupon payment date, bondholders will receive a premium of 0.5% on the nominal amount of the bond redeemed; no premium shall be paid for a redemption occurring on the 9th coupon payment date. In case there is a material change in the tax treatment of the Bond Loan for Costamare Participations Plc, then the Issuer has the right, at any time, to fully prepay the Bond Loan without paying any premium. The Issuer can exercise the early redemption right in part, one or more times, by pre-paying each time a nominal amount of bonds equal to at least €10,000, provided that the remaining nominal amount of the bonds after the early redemption is not lower than €50,000.

As of September 30, 2021, the outstanding balance of the bond amounted to $115,790. For the nine-month period ended September 30, 2021, the interest expense incurred amounted to $1,120 and is included in Interest and finance costs in the accompanying consolidated statements of operations.

The annual repayments under the Term Loans, Other Financing Arrangements and Unsecured bond after September 30, 2021, giving effect to the term loans discussed in Note 22(e) and (f), are in the aggregate as follows:

Year ending December 31,	Amount
2021	$96,306
2022	237,206
2023	248,873
2024	225,762
2025	432,326
2026 and thereafter	1,205,168
Total	$2,445,641

The interest rate of Costamare’s Term Loans and Other Financing Arrangements as at December 31, 2020 and September 30, 2021, was in the range of 2.07%-6.34% and 1.82%-4.80%, respectively. The weighted average interest rate of Costamare’s Term Loans and Other Financing Arrangements as at December 31, 2020 and September 30, 2021, was 4.1% and 3.4%, respectively.

Total interest expense incurred on long-term debt including the effect of the hedging interest rate swaps and cross currency rate swap (discussed in Notes 17 and 19) and capitalized interest for the nine-month periods ended September 30, 2020 and 2021, amounted to $46,470 and $52,635, respectively. Of the above amounts, $44,022 and $52,170, are included in Interest and finance costs in the accompanying consolidated statements of operations for the nine-month periods ended September 30, 2020 and 2021, respectively, whereas in 2020, an amount of $1,954 is capitalized and included in Vessels and Advances, net in the consolidated balance sheet as of December 31, 2020 and in 2021, an amount of $465 is capitalized and included in Vessels and Advances, net in the consolidated balance sheet as of September 30, 2021.

D. Deferred Financing Costs

The amounts of financing costs included in the loan balances and finance lease liabilities (Note 12) are as follows:

Balance, January 1, 2021	$14,080
Additions	16,516
Amortization and write-off	(4,411)
Transfers and other movements	229
Balance, September 30, 2021	$26,414
Less: Current portion of financing costs	(5,885)
Financing costs, non-current portion	$20,529

23

COSTAMARE INC.

Notes to Unaudited Condensed Consolidated Financial Statements

September 30, 2020 and 2021

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

Financing costs represent legal fees and fees paid to the lenders for the conclusion of the Company’s financing. The amortization and write-off of loan financing costs is included in interest and finance costs in the accompanying consolidated statements of operations (Note 17).

12. Right-of-Use Assets and Finance Lease Liabilities:

Between January and April 2014, the Company took delivery of the newbuild vessels MSC Azov, MSC Ajaccio and MSC Amalfi. Upon the delivery of each vessel, the Company agreed with a financial institution to refinance the then outstanding balance of the loans relating to these vessels by entering into a ten-year sale and leaseback transaction for each vessel. The shipbuilding contracts were novated to the financial institution for an amount of $85,572 each. On June 18, 2019, Bastian Shipping Co. and Cadence Shipping Co. signed a loan agreement with a bank for the purpose of financing the acquisition costs of the MSC Ajaccio and the MSC Amalfi (Note 11.A.10). On July 12, 2019 and July 15, 2019, the two above-mentioned subsidiaries repaid the then outstanding lease liability of the two vessels.

On June 24, 2019, Adele Shipping Co. signed a loan agreement with a bank for the purpose of financing the acquisition cost of the MSC Azov (Note 11.A.11). On July 12, 2019, the Company drew down the amount of $68,000 and on July 18, 2019 the above-mentioned subsidiary repaid the then outstanding lease liability of the vessel.

On July 6, 2016 and July 15, 2016, the Company agreed with a financial institution to refinance the then outstanding balance of the loans relating to the MSC Athos and the MSC Athens, by entering into a seven-year sale and leaseback transaction for each vessel. In May 2019, a supplemental agreement was signed to the existing sale and leaseback facility with the financial institution for an additional amount of up to $12,000 in order to finance the installation of scrubbers on the containerships MSC Athens and MSC Athos. In September 2020, after the completion of the scrubber installation on the two vessels, the Company drew down the amount of $12,000 and the repayment of the outstanding liability was extended up to 2026.

On June 19, 2017, the Company entered into two seven-year sale and leaseback transactions with a financial institution for the Leonidio and Kyparissia.

The sale and leaseback transactions were classified as finance leases. As the fair value of each vessel sold was in excess of its carrying amount, the difference between the sale proceeds and the carrying amount was classified as prepaid lease rentals or as unearned revenue. At January 1, 2019, as a result of the adoption of ASC 842 Leases, the balance of Prepaid lease rentals of $42,919 and Deferred gain, net, amounted to $3,557, were reclassified to Right-of-Use assets.

The total value of the vessels, at the inception of the finance lease transactions, was $452,564, in the aggregate. The depreciation charged during the nine-month periods ended September 30, 2020 and 2021, amounted to $5,293 and $5,601, respectively, and is included in Depreciation in the accompanying consolidated statements of operations. As of December 31, 2020, and September 30, 2021, accumulated depreciation amounted to $27,731 and $33,332, respectively, and is included in Right-of-use assets, in the accompanying consolidated balance sheets. As of December 31, 2020, and September 30, 2021, the net book value of the vessels amounted to $199,098 and $193,268, respectively, and is separately reflected as Right-of-use assets, in the accompanying consolidated balance sheets.

The finance lease liabilities amounting to $121,038 as at September 30, 2021 are scheduled to expire through 2026 and include a purchase option to repurchase the vessels at any time during the charter period and an obligation to repurchase the vessels at the end of the charter period. Total interest expenses incurred on finance leases, including the effect of the hedging interest rate swaps related to the sale and leaseback transactions (discussed in Notes 17 and 19) for the nine-month periods ended September 30, 2020 and 2021, amounted to $4,336, and $3,554, respectively, and are included in Interest and finance costs in the accompanying consolidated statements of operations. Finance lease liabilities of MSC Athos and MSC Athens bear interest at LIBOR plus a spread, which is not included in the annual lease payments table below.

The annual lease payments under the finance leases after September 30, 2021, are in the aggregate as follows:

Year ending December 31,	Amount
2021	$4,577
2022	18,267
2023	18,267
2024	37,157
2025	13,376
2026	33,344
Total	$124,988
Less: Amount of interest (Leonidio and Kyparissia)	(3,950)
Total lease payments	$121,038
Less: Financing costs, net	(527)
Total lease payments, net	$120,511

24

COSTAMARE INC.

Notes to Unaudited Condensed Consolidated Financial Statements

September 30, 2020 and 2021

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

The total finance lease liabilities, net of related financing costs, are presented in the accompanying December 31, 2020 and September 30, 2021 consolidated balance sheet as follows:

	December 31, 2020	September 30, 2021
Finance lease liabilities – current	$16,691	$16,814
Less: current portion of financing costs	(196)	(185)
Finance lease liabilities – non-current	116,844	104,224
Less: non-current portion of financing costs	(478)	(342)
Total	$132,861	$120,511

13. Accrued Charter Revenue, Current and Non-Current, Unearned Revenue, Current and Non-Current and Time Charter Assumed, Current and Non-Current:

(a) Accrued Charter Revenue, Current and Non-Current: The amounts presented as current and non-current accrued charter revenue in the accompanying consolidated balance sheets as of December 31, 2020 and September 30, 2021, reflect revenue earned, but not collected, resulting from charter agreements providing for varying annual charter rates over their terms, which were accounted for on a straight-line basis at their average rates.

As at December 31, 2020, the net accrued charter revenue, totaling ($34,284) (discussed in (b) below) is included in Unearned revenue in current and non-current liabilities in the accompanying 2020 consolidated balance sheet. As at September 30, 2021, the net accrued charter revenue, totaling ($37,454) (discussed in (b) below) is included in Unearned revenue in current and non-current liabilities in the accompanying 2021 consolidated balance sheet. The maturities of the net accrued charter revenue as of December 31 of each year presented below are as follows:

Year ending December 31,	Amount
2021	$(1,174)
2022	(4,657)
2023	(8,134)
2024	(13,925)
2025	(7,330)
2026 and thereafter	(2,234)
Total	$(37,454)

(b) Unearned Revenue, Current and Non-Current: The amounts presented as current and non-current unearned revenue in the accompanying consolidated balance sheets as of December 31, 2020 and September 30, 2021, reflect: (a) cash received prior to the balance sheet date for which all criteria to recognize as revenue have not been met, (b) any unearned revenue resulting from charter agreements providing for varying annual charter rates over their term, which were accounted for on a straight-line basis at their average rate and (c) the unamortized balance of the Time charter assumed liability associated with the acquisition of four out of the five vessels discussed in Notes 7 and 10, with charter parties assumed at values below their fair market value at the date of delivery of the vessels. During the nine-month period ended September 30, 2021, the amortization of the liability amounted to $610 (nil for the nine-month period ended September 30, 2020), and is included in Voyage revenue in the accompanying 2021 consolidated statement of operations.

25

COSTAMARE INC.

Notes to Unaudited Condensed Consolidated Financial Statements

September 30, 2020 and 2021

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

	December 31, 2020	September 30, 2021
Hires collected in advance	$7,236	$12,264
Charter revenue resulting from varying charter rates	34,284	37,454
Unamortized balance of charters assumed	-	11
Total	$41,520	$49,729
Less current portion	(11,893)	(16,932)
Non-current portion	$29,627	$32,797

(c) Time Charter Assumed, Current and Non-Current: On November 12, 2018, the Company purchased from York its 60% of the equity interest in the companies owning the containerships Triton, Titan, Talos, Taurus and Theseus (Note 10). Any favorable lease terms associated with these vessels were recorded as an intangible asset (“Time charter assumed”) at the time of the acquisition and will be amortized over a period of 7.4 years. On March 29, 2021, the Company purchased from York its 51% of the equity interest in the company owning the containership Cape Artemisio (Note 10). Any favorable lease term associated with this vessel was recorded as an intangible asset (“Time charter assumed”) at the time of the acquisition and will be amortized over a period of 4.3 years. As of December 31, 2020, and September 30, 2021, the aggregate balance of Time charter assumed (current and non-current) was $1,030 and $915, respectively, and is separately reflected in the accompanying consolidated balance sheets. During the nine-month periods ended September 30, 2020 and 2021, the amortization expense of Time charter assumed amounted to $144 and $147, respectively, and is included in Voyage revenue in the accompanying consolidated statements of operations.

14. Commitments and Contingencies:

(a) Time charters: As at September 30, 2021, the Company has entered into time charter arrangements for all of its container and dry bulk vessels in operation, including one secondhand container vessel and the dry bulk vessels that the Company had agreed to acquire during the nine-month period ended September 30, 2021 (Note 7), with international operators, but excluding six dry bulk vessels for which their time charter rate is index-linked and 13 dry bulk vessels for which the Company had not secured employment as of September 30, 2021. These arrangements as at September 30, 2021, have remaining terms of up to 120 months. At September 30, 2021, future minimum contractual charter revenues assuming 365 revenue days per annum per vessel and the earliest redelivery dates possible, based on vessels’ committed, non-cancellable, time charter contracts, are as follows:

Year ending December 31,	Amount
2021	$200,683
2022	758,026
2023	681,213
2024	585,591
2025	419,632
2026 and thereafter	678,761
Total	$3,323,906

(b) Capital Commitments: As of September 30, 2021, the Company had capital commitments of approximately $114,063 for the acquisition of dry bulk and container vessels.

(c) Debt guarantees with respect to entities formed under the Framework Deed: As of September 30, 2021, following the transaction discussed in Note 10, Costamare does not guarantee any loan with respect to entities formed under the Framework Deed. As of December 31, 2020 Costamare had agreed to guarantee 100% of the debt of Ainsley Maritime Co. ($60,214), Ambrose Maritime Co. ($63,975), Kemp Maritime Co. ($61,250), Hyde Maritime Co. ($60,667) and Skerrett Maritime Co. ($61,750), which were formed under the Framework Deed and are the owners of Cape Kortia, Cape Sounio, Cape Akritas, Cape Tainaro and Cape Artemisio, respectively. As security for providing the guarantee, in the event that Costamare was required to pay under any guarantee, Costamare would be entitled to acquire all of the shares in the entities for whose benefit the guarantee would have been issued that it would not already own for nominal consideration.

26

COSTAMARE INC.

Notes to Unaudited Condensed Consolidated Financial Statements

September 30, 2020 and 2021

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

(d) Other: Various claims, suits, and complaints, including those involving government regulations, arise in the ordinary course of the shipping business. In addition, losses may arise from disputes with charterers, agents, insurance and other claims with suppliers relating to the income of the Company’s vessels. Currently, management is not aware of any such claims not covered by insurance or contingent liabilities, which should be disclosed, or for which a provision has not been established in the accompanying consolidated financial statements.

The Company accrues for the cost of environmental liabilities when management becomes aware that a liability is probable and is able to reasonably estimate the probable exposure. Currently, management is not aware of any such claims or contingent liabilities not covered by insurance which should be disclosed or for which a provision should be established in the accompanying consolidated financial statements.

The Company is covered for liabilities associated with the vessels’ operations up to the customary limits provided by the Protection and Indemnity (“P&I”) Clubs, members of the International Group of P&I Clubs.

15. Common Stock and Additional Paid-In Capital:

(a) Common Stock: During each of the nine-month periods ended September 30, 2020 and 2021, the Company issued 448,800 shares at par value of $0.0001 to Costamare Services pursuant to the Services Agreement (Note 3). The fair value of such shares was calculated based on the closing trading price at the date of issuance. There were no share-based payment awards outstanding during the nine-month period ended September 30, 2021.

On July 6, 2016, the Company implemented the Plan. The Plan offers holders of Company common stock the opportunity to purchase additional shares by having their cash dividends automatically reinvested in the Company’s common stock. Participation in the Plan is optional, and shareholders who decide not to participate in the Plan will continue to receive cash dividends, as declared and paid in the usual manner. During the year ended December 31, 2020, the Company issued 2,429,542 shares, at par value of $0.0001 to its common stockholders, at an average price of $5.6732 per share. During the nine-month period ended September 30, 2021, the Company issued 960,597 shares, at par value of $0.0001 to its common stockholders, at an average price of $9.5597 per share.

As of September 30, 2021, the aggregate issued share capital was 123,570,035 common shares at par value of $0.0001.

(b) Preferred Stock: During the nine-month period ended September 30, 2020, the Company repurchased and retired 95,574 preferred shares of all classes in the aggregate, at an average price of $17.63 per share. The face value of the preferred shares was cleared from Additional Paid-in Capital while the gain from this transaction, resulting as the difference between the fair value of the consideration paid and the carrying value of the preferred stock, was posted to retained earnings and added to net income to arrive at income available to common stockholders in the calculation of the earnings per share for the period (Note 16).

(c) Additional Paid-in Capital: The amounts shown in the accompanying consolidated balance sheets, as additional paid-in capital include: (i) payments made by the stockholders at various dates to finance vessel acquisitions in excess of the amounts of bank loans obtained, (ii) the difference between the par value of the shares issued in the Initial Public Offering in November 2010 and the offerings in March 2012, October 2012, August 2013, January 2014, May 2015, December 2016, May 2017 and January 2018 and the net proceeds received from the issuance of such shares excluding the shares bought back during the year ended December 31, 2020, (iii) the difference between the par value and the fair value of the shares issued to Costamare Shipping and Costamare Services (Note 3) and (iv) the difference between the par value of the shares issued under the Plan.

(d) Dividends declared and / or paid: During the nine-month period ended September 30, 2020, the Company declared and paid to its common stockholders $0.10 per common share and, after accounting for shareholders participating in the Plan, the Company paid (i) $6,762 in cash and issued 649,928 shares pursuant to the Plan for the fourth quarter of 2019, (ii) $9,061 in cash and issued 637,516 shares pursuant to the Plan for the first quarter of 2020 and (iii) $9,249 in cash and issued 625,529 shares pursuant to the Plan for the second quarter of 2020. During the nine-month period ended September 30, 2021, the Company declared and paid to its common stockholders $0.10 per common share for the fourth quarter of 2020 and the first quarter of 2021, and, after accounting for shareholders participating in the Plan, the Company paid (i) $9,342 in cash and issued 362,866 shares pursuant to the Plan for the fourth quarter of 2020 and (ii) $9,360 in cash and issued 275,457 shares pursuant to the Plan for the first quarter of 2021 and for the second quarter of 2021 the Company declared and paid $0.115 per common share to its common stockholders and, after accounting for shareholders participating in the Plan, the Company paid $10,755 in cash and issued 322,274 shares pursuant to the Plan for the second quarter of 2021.

27

COSTAMARE INC.

Notes to Unaudited Condensed Consolidated Financial Statements

September 30, 2020 and 2021

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

During the nine-month period ended September 30, 2020, the Company declared and paid to its holders of Series B Preferred Stock (i) $953, or $0.476563 per share, for the period from October 15, 2019 to January 14, 2020, (ii) $953, or $0.476563 per share, for the period from January 15, 2020 to April 14, 2020 and (iii) $939, or $0.476563 per share, for the period from April 15, 2020 to July 14, 2020. During the nine-month period ended September 30, 2021, the Company declared and paid to its holders of Series B Preferred Stock (i) $939, or $0.476563 per share, for the period from October 15, 2020 to January 14, 2021 and (ii) $939, or $0.476563 per share, for the period from January 15, 2021 to April 14, 2021 and (iii) $939, or $0.476563 per share, for the period from April 15, 2021 to July 14, 2021.

During the nine-month period ended September 30, 2020, the Company declared and paid to its holders of Series C Preferred Stock (i) $2,125, or $0.531250 per share, for the period from October 15, 2019 to January 14, 2020, (ii) $2,125, or $0.531250 per share, for the period from January 15, 2020 to April 14, 2020 and (iii) $2,111, or $0.531250 per share, for the period from April 15, 2020 to July 14, 2020. During the nine-month period ended September 30, 2021, the Company declared and paid to its holders of Series C Preferred Stock (i) $2,111, or $0.531250 per share, for the period from October 15, 2020 to January 14, 2021, (ii) $2,111, or $0.531250 per share, for the period from January 15, 2021 to April 14, 2021 and (iii) $2,111, or $0.531250 per share, for the period from April 15, 2021 to July 14, 2021.

During the nine-month period ended September 30, 2020, the Company declared and paid to its holders of Series D Preferred Stock (i) $2,188, or $0.546875 per share, for the period from October 15, 2019 to January 14, 2020, (ii) $2,188, or $0.546875 per share, for the period from January 15, 2020 to April 14, 2020 and (iii) $2,180, or $0.546875 per share, for the period from April 15, 2020 to July 14, 2020. During the nine-month period ended September 30, 2021, the Company declared and paid to its holders of Series D Preferred Stock (i) $2,180, or $0.546875 per share, for the period from October 15, 2020 to January 14, 2021, (ii) $2,180, or $0.546875, per share for the period from January 15, 2021 to April 14, 2021 and (iii) $2,180, or $0.546875 per share, for the period from April 15, 2021 to July 14, 2021.

During the nine-month period ended September 30, 2020, the Company declared and paid to its holders of Series E Preferred Stock (i) $2,551, or $0.554688 per share, for the period from October 15, 2019 to January 14, 2020, (ii) $2,551, or $0.554688 per share, for the period from January 15, 2020 to April 14, 2020 and (iii) $2,537, or $0.554688 per share, for the period from April 15, 2020 to July 14, 2020. During the nine-month period ended September 30, 2021, the Company declared and paid to its holders of Series E Preferred Stock (i) $2,537, or $0.554688 per share, for the period from October 15, 2020 to January 14, 2021, (ii) $2,537, or $0.554688 per share, for the period from January 15, 2021 to April 14, 2021 and (iii) $2,537, or $0.554688 per share, for the period from April 15, 2021 to July 14, 2021.

16. Earnings / (losses) per share

All common shares issued are Costamare common stock and have equal rights to vote and participate in dividends. Profit or loss attributable to common equity holders is adjusted by the contractual amount of dividends on Series B Preferred Stock, Series C Preferred Stock, Series D Preferred Stock and Series E Preferred Stock that should be paid for the period and the gain which resulted from the repurchase of the preferred shares within the period. Dividends paid or accrued on Series B Preferred Stock, Series C Preferred Stock, Series D Preferred Stock and Series E Preferred Stock during the nine-month periods ended September 30, 2020 and 2021, amounted to $23,315 and $23,302, respectively.

28

COSTAMARE INC.

Notes to Unaudited Condensed Consolidated Financial Statements

September 30, 2020 and 2021

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

	For the nine-month period ended September 30,
	2020	2021
	Basic LPS	Basic EPS
Net income /(loss)	$(18,198)	$273,967
Less: paid and accrued earnings allocated to Preferred Stock	(23,315)	(23,302)
Add: gain from retirement of Preferred Stock	619	-
Net income / (loss) available to common stockholders	(40,894)	250,665
Weighted average number of common shares, basic and diluted	120,319,521	122,845,943
Earnings / (losses) per common share, basic and diluted	$(0.34)	$2.04

17. Interest and Finance Costs:

The interest and finance costs in the accompanying consolidated statements of operations are as follows:

	For the nine-month period ended September 30,
	2020	2021
Interest expense	$50,469	$51,803
Interest capitalized	(2,718)	(465)
Swap effect	607	4,386
Amortization and write-off of financing costs	2,733	3,962
Bank charges and other financing costs	361	1,107
Total	$51,452	$60,793

18. Taxes:

Under the laws of the countries of incorporation for the vessel-owning companies and/or of the countries of registration of the vessels, the companies are not subject to tax on international shipping income; however, they are subject to registration and tonnage taxes, which are included in Vessel operating expenses in the accompanying consolidated statements of operations.

The vessel-owning companies with vessels that have called on the United States during the relevant year of operation are obliged to file tax returns with the Internal Revenue Service. The applicable tax is 50% of 4% of the U.S.-related gross transportation income unless an exemption applies. Management believes that, based on current legislation the relevant vessel-owning companies are entitled to an exemption under Section 883 of the Internal Revenue Code of 1986, as amended.

19. Derivatives:

(a) Interest rate and Cross-currency rate swaps that meet the criteria for hedge accounting: The Company manages its exposure to floating interest rates by entering into interest rate and cross-currency rate swap agreements with varying start and maturity dates.

29

COSTAMARE INC.

Notes to Unaudited Condensed Consolidated Financial Statements

September 30, 2020 and 2021

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

These interest rate swaps are designed to hedge the variability of interest cash flows arising from floating rate debt, attributable to movements in three-month or six-month USD LIBOR. According to the Company’s Risk Management Accounting Policy, after putting in place the formal documentation at the inception of the hedging relationship, as required by ASC 815, following the adoption of ASU 2017-12, these interest rate swaps qualified for hedge accounting. The change in the fair value of the interest rate derivative instruments that qualified for hedge accounting is recorded in “Other Comprehensive Income” and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings and is presented in Interest and finance cost. The change in the fair value of the interest rate derivative instruments that did not qualify for hedge accounting is recorded in Loss on derivative instruments.

During the nine-month period ended September 30, 2021, the Company entered into three interest rate swap agreements with an aggregate notional amount of $225,000, which met hedge accounting criteria according to ASC 815.

During the nine-month period ended September 30, 2021, the Company entered into two cross-currency swap agreements which converted the Company’s variability of the interest and principal payments in Euro into USD functional currency cash flows with respect to the Unsecured Bond (Note 11(c)), in order to hedge its exposure to fluctuations deriving from Euro. The two cross-currency swaps are designated as cash flow hedging Instruments for accounting purposes. As of September 30, 2021, the notional amount of the two CCSs was $122,375 in the aggregate. The principal terms of the two cross-currency swap agreements are as follows:

Effective date	Termination date	Notional amount (Non-amortizing) on effective date in Euro	Notional amount (Non-amortizing) on effective date in USD	Fixed rate (Costamare receives in Euro)	Fixed rate (Costamare pays in USD)	Fair value September 30, 2021 (in USD)

21/5/2021	21/11/2025	€50,000	$61,175	2.70%	4.10%	$(4,199)
25/5/2021	21/11/2025	€50,000	$61,200	2.70%	4.05%	$(3,984)

					Total fair value	$(8,183)

During the year ended December 31, 2020, the Company entered into five interest rate swap agreements with an aggregate notional amount of $227,046, which all met hedge accounting criteria according to ASC 815 for non-zero derivative instruments at hedge inception.

At December 31, 2020 the Company had interest rate swap agreements with an outstanding notional amount of $257,293. As of September 30, 2021, the Company had interest rate and cross-currency rate swap agreements with an outstanding notional amount of $579,106, in aggregate. The fair value of these swaps outstanding as at December 31, 2020 and September 30, 2021 amounted to a liability of $7,093 and a liability of $13,397, respectively, and these are included in Fair value of derivatives in the accompanying consolidated balance sheets. The maturity of these interest rate and cross currency swaps range between February 2022 and March 2031.

The estimated net amount that is expected to be reclassified within the next 12 months from Accumulated Other Comprehensive Income / (Loss) to earnings in respect of the settlements on interest rate swaps amounts to $7,964.

(b) Interest rate swaps that do not meet the criteria for hedge accounting:

During the year ended December 31, 2020, the Company entered into five interest rate swap agreements with an aggregate notional amount of $227,046. These interest rate swap agreements at their inception, did not qualify for hedge accounting and the Company recorded a loss of $2,193, representing the fair value change for the period the swap agreements were not designated in a hedging relationship, which is included in Loss on derivative instruments, net in the accompanying consolidated statement of operations for the nine-month period ended September 30, 2020. On March 17, 2020, these five interest rate swap agreements met hedge accounting criteria according to ASC 815 for non-zero derivative instruments. As of September 30, 2021, the Company did not hold any interest rate swaps that do not qualify for hedge accounting.

30

COSTAMARE INC.

Notes to Unaudited Condensed Consolidated Financial Statements

September 30, 2020 and 2021

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

(c) Foreign currency agreements: As of September 30, 2021, the Company was engaged in seven Euro/U.S. dollar forward agreements totaling $16,000 at a weighted average forward rate of Euro/U.S. dollar 1.1970, expiring in monthly intervals up to April 2022.

As of December 31, 2020, the Company was engaged in eight Euro/U.S. dollar forward agreements totaling $16,000 at a weighted average forward rate of Euro/U.S. dollar 1.1962, expiring in monthly intervals up to August 2021.

The total change of forward contracts fair value for the nine-month period ended September 30, 2021, was a loss of $935 (loss of $206 for the nine-month period ended September 30, 2020) and is included in Loss on derivative instruments, net in the accompanying consolidated statements of operations.

The Effect of Derivative Instruments for the nine-month periods ended
September 30, 2020 and 2021
Derivatives in ASC 815 Cash Flow Hedging Relationships
	Amount of Gain / (Loss) Recognized in Accumulated OCI on Derivative
	2020	2021
Interest rate and cross-currency rate swaps	$(8,338)	$(2,175)
Reclassification to Interest and finance costs	607	4,386
Total	$(7,731)	$2,211

Derivatives Not Designated as Hedging Instruments under ASC 815
	Location of Gain / (Loss) Recognized in Income on Derivative	Amount of Gain / (Loss) Recognized in Income on Derivative
		2020	2021
Non-hedging interest rate swaps	Loss on derivative instruments, net	$(2,186)	$(284)
Forward contracts	Loss on derivative instruments, net	(206)	(935)
Total		$(2,392)	$(1,219)

The realized loss on non-hedging interest rate swaps included in “Loss on derivative instruments, net” amounted to nil for the nine-month periods ended September 30, 2020 and 2021, respectively.

20. Financial Instruments:

(a) Interest rate risk: The Company’s interest rates and loan repayment terms are described in Note 11.

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COSTAMARE INC.

Notes to Unaudited Condensed Consolidated Financial Statements

September 30, 2020 and 2021

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

(b) Concentration of credit risk: Financial instruments which potentially subject the Company to significant concentrations of credit risk consist principally of cash and cash equivalents, accounts receivable, net (included in current and non-current assets), equity method investments, equity securities, debt securities and derivative contracts (interest rate swaps and foreign currency contracts). The Company places its cash and cash equivalents, consisting mostly of deposits, with established financial institutions. The Company performs periodic evaluations of the relative credit standing of those financial institutions. The Company is exposed to credit risk in the event of non-performance by the counterparties to its derivative instruments; however, the Company limits its exposure by diversifying among counterparties with high credit ratings. The Company limits its credit risk with accounts receivable and debt securities by performing ongoing credit evaluations of its customers’ and investees’ financial condition, receives charter hires in advance and generally does not require collateral for its accounts receivable.

(c) Fair value: The carrying amounts reflected in the accompanying consolidated balance sheet of financial assets, except debt securities, and accounts payable approximate their respective fair values due to the short maturity of these instruments. The fair value of long-term bank loans with variable interest rates approximates the recorded values, generally due to their variable interest rates. The fair value of other financing arrangements with fixed interest rates discussed in Note 11.B and the term loan with fixed interest rates discussed in Note 11.A.24, the fair value of the interest rate swap agreements, the cross-currency rate swap agreements and the foreign currency agreements discussed in Note 19 are determined through Level 2 of the fair value hierarchy as defined in FASB guidance for Fair Value Measurements and are derived principally from publicly available market data and in case there is no such data available, interest rates, yield curves and other items that allow value to be determined.

The fair value of the Company’s other financing arrangements with fixed interest rates discussed in Note 11.B and the term loan with fixed interest rates discussed in Note 11.A.24, approximate the recorded values and are estimated based on the future swap curves currently available and remaining maturities as well as taking into account the Company’s creditworthiness.

The fair value of the interest rate swap and cross-currency rate swap agreements discussed in Note 19(a) and (b) equates to the amount that would be paid or received by the Company to cancel the agreements. As at December 31, 2020 and September 30, 2021, the fair value of these swaps in aggregate amounted to a liability of $7,093 and a liability of $13,397, respectively.

The fair value of the Bond Loan discussed in Note 11.C determined through Level 1 of the fair value hierarchy as at September 30, 2021, amounted to $117,527.

The fair value of the forward contracts discussed in Note 19(c) determined through Level 2 of the fair value hierarchy as at December 31, 2020 and September 30, 2021, amounted to an asset of $460 and a liability of $475, respectively.

The following tables summarize the hierarchy for determining and disclosing the fair value of assets and liabilities by valuation technique on a recurring basis as of the valuation date:

	December 31, 2020	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)
Recurring measurements:
Forward contracts-asset position	$460	$-	$460	$-
Interest rate swaps-liability position	(7,093)	-	(7,093)	-
Total	$(6,633)	$-	$(6,633)	$-

	September 30, 2021	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)
Recurring measurements:
Forward contracts- liability position	$(475)	$-	$(475)	$-
Interest rate swaps-liability position	(5,682)	-	(5,682)	-
Interest rate swaps-asset position	468	-	468	-
Cross-currency rate swaps-liability position	(8,183)	-	(8,183)	-

Total	$(13,872)	$-	$(13,872)	$-

32

COSTAMARE INC.

Notes to Unaudited Condensed Consolidated Financial Statements

September 30, 2020 and 2021

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

Assets measured at fair value on a non-recurring basis:

During the year ended December 31, 2020, five vessels were recorded at fair value as their future undiscounted net operating cash flows were less than their carrying amount. The fair values of these five vessels amounting to $30,500 in aggregate, were determined through Level 2 inputs of the fair value hierarchy.

21. Other Comprehensive Income:

During the nine-month period ended September 30, 2020, Other comprehensive income decreased with net losses of $7,684 relating to (i) the change of the fair value of derivatives that qualify for hedge accounting (loss of $8,338), net of the settlements to net income of derivatives that qualify for hedge accounting (gain of $607) and (ii) the amounts reclassified from Net settlements on interest rate swaps qualifying for hedge accounting to depreciation ($47).

During the nine-month period ended September 30, 2021, Other comprehensive income increased with net gains of $575 relating to (i) the change of the fair value of derivatives that qualify for hedge accounting (loss of $2,175), net of the settlements to net income of derivatives that qualify for hedge accounting (gain of $4,386), (ii) the Effective portion of changes in fair value of cash flow hedges (loss of 1,683) and (iii) the amounts reclassified from Net settlements on interest rate swaps qualifying for hedge accounting to depreciation ($47).

22. Subsequent Events:

(a)	Declaration and payment of dividends (common stock): On October 1, 2021, the Company declared a dividend for the quarter ended September 30, 2021, of $0.115 per share on its common stock, which was paid on November 5, 2021, to stockholders of record of common stock as of October 20, 2021.

(b)	Declaration and payment of dividends (preferred stock Series B, Series C, Series D and Series E): On October 1, 2021, the Company declared a dividend of $0.476563 per share on its Series B Preferred Stock, a dividend of $0.531250 per share on its Series C Preferred Stock, a dividend of $0.546875 per share on its Series D Preferred Stock and a dividend of $0.554688 per share on its Series E Preferred Stock, which were all paid on October 15, 2021 to holders of record as of October 14, 2021.

(c)	Drawdowns of loan facilities: (i) On October 1, 2021, the Company drew down the amount of $5,964 related to the loan agreement discussed in Note 11.A.29 in order to finance the acquisition of the secondhand dry bulk vessel Athena. (ii) On October 1, 2021, the Company drew down the amount of $13,250 related to the loan agreement discussed in Note 11.A.30, in order to finance the acquisition of the secondhand dry bulk vessel Farmer. (iii) On October 15, 2021 and on October 29, 2021, the Company drew down the aggregate amount of $30,150 related to the loan agreement discussed in Note 11.A.32, in order to finance the acquisition of the secondhand dry bulk vessels Equity, Curacao and Rose. (iv) On October 22, 2021 and on November 5, 2021, Onton Maritime Corp. and Bermondi Marine Corp. drew down the aggregate amount of $17,097 related to the loan agreement discussed in Note 11.A.33, in order to finance the acquisition of the secondhand dry bulk vessels Charm and Bermondi.

(d)	Vessels deliveries: In October 2021 the Company took delivery of five secondhand dry bulk vessels (Equity, Charm, Curacao, Rose and Bermondi) (Note 7) with an aggregate DWT capacity of 259,623.

(e)	Vessels sales: On October 18, 2021 and on November 1, 2021, the vessels Zim Shanghai and Zim New York were delivered to their buyers, respectively (Note 7). On October 12, 2021 and October 25, 2021, in relation to the sale of the vessels Zim Shanghai and Zim New York, the Company prepaid the amounts of $6,531 and $6,136, respectively, related to the term loan discussed in Note 11.A.27.

(f)	Loan repayment: On November 1, 2021, the Company fully prepaid the amount of $24,500, relating to the term loan discussed in Note 11.A.31.

(g)	Sale of equity securities: During late October and early November of 2021, the Company sold all of its Zim shares held as of September 30, 2021 (Note 5).

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